CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED

2007 APR 18 A 8:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-4507

3 April 2007

07022630

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 March 2007 till 30 March 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
APR 23 2007
THOMSON
FINANCIAL

Ng Chooi Peng
Secretariat Manager

Encs

dlw 4/19

S:\Sec\ADR\2007\Ltr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Proposed Final and Special Dividends for FY2006 – Change of Corporate Tax Rate"	1 Mar 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of indirect wholly-owned subsidiary, CapitaLand Nippon Investments Pte. Ltd"	1 Mar 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Beverly Equities Pte. Ltd. - Company in members' voluntary liquidation"	1 Mar 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Subscription of shares in Satyam Mall Management Company Private Limited"	2 Mar 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Presentation slides -Expansion on Track" to be presented to investors on 5 March 2007 at Investors' meeting in Hong Kong"	2 Mar 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Supplementary slides - Expansion on Track" to be presented to investors on 5 March 2007 at Investors' meeting in Hong Kong"	2 Mar 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Foshan Xin De Real Estate Development Co., Ltd"	8 Mar 2007	SGX-ST Listing Manual
Announcement by Ascott Residence Trust Management Limited – "Payment of acquisition fees by way of issue of units in Ascott Residence Trust"	8 Mar 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited – "Request for trading halt"	12 Mar 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "Offer and placement of up to 108,107,462 new units in Ascott Residence Trust"	12 Mar 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Striking-off of indirect wholly-owned subsidiary, Aust Holdings Ltd"	12 Mar 2007	SGX-ST Listing Manual
Announcement and news release by Ascott Residence Trust Management Limited – "Offer and placement of 105,262,528 new units in Ascott Residence Trust"	13 Mar 2007	For Public Relations Purposes
Announcement and news release by Ascott Residence Trust Management Limited – "Offer and placement of 105,262,528 new units in Ascott Residence Trust – Close of ATM Offering"	13 Mar 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited – "Request for lifting of trading halt"	13 Mar 2007	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "Acquisition of a one-third stake in East Asia Satellite Television (Holdings) Limited"	13 Mar 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of Somerset Land Pte Ltd and Somerset Capital Pte Ltd"	13 Mar 2007	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited - "Placement of 100 million units in Ascott Residence Trust"	14 Mar 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Interest payment relating to Floating Rate Notes Series P1-S-0002L issued under CapitaLand Treasury Limited's S$3 billion Multicurrency Medium Term Note Programme"	15 Mar 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Increase of interest in CapitaRetail Japan Fund Private Limited"	15 Mar 2007	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Establishment of indirectly wholly owned subsidiaries and Acquisition of subsidiaries"	15 Mar 2007	For Public Relations Purposes
News release by CapitaLand Limited's associated company, Orchard Turn Residential Development Pte Ltd - "The Orchard Residences Achieves Record Pricing of over $4,000 per square foot in Singapore"	21 Mar 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail (Beijing) Investment Consulting Co., Ltd"	22 Mar 2007	SGX-ST Listing Manual
Announcement by Ascott Residence Trust Management Limited – "Completion of the acquisition of the entire issued share capital of Makati Property Ventures Inc"	22 Mar 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Notice of Annual General Meeting"	23 Mar 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Notice of Extraordinary General Meeting"	23 Mar 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Notice of Books Closure and Dividend Payment Date"	23 Mar 2007	SGX-ST Listing Manual
News release by The Ascott Group Limited – "The Ascott Group secures management contract for first flagship property Ascott Makati in the Philippines"	23 Mar 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Subscription for shares in Prema Bonanza Sdn Bhd"	23 Mar 2007	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited – "Divestment of Temasek Tower"	23 Mar 2007	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "Offer and Placement of 105,334,329 new units in Ascott Residence Trust - Close of Equity Fund Raising" dated 23 Mar 2007	24 Mar 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Summary Report 2006 – Corrigendum"	27 Mar 2007	SGX-ST Listing Manual

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by CapitaLand Limited - "Subscription for Preference Shares in the Capital of Malaysia Commercial Development Fund Pte. Ltd."	28 Mar 2007	SGX-ST Listing Manual and For Public Relations Purposes
Announcement and news release by CapitaCommercial Trust Management Limited - "Investment in Malaysia Commercial Development Fund"	28 Mar 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of indirect associated company, 808 Holdings Pte. Ltd."	29 Mar 2007	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand announces management changes"	30 Mar 2007	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "Proposed acquisition of Citadines Xi'an Central in The People's Republic of China and Ascott expands China presence with acquisitions of two Citadines in Shanghai and Xi'an"	30 Mar 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited – "Completion of the acquisition of the remaining 60 percent of the issued share capital of East Australia Trading Company (S) Pte Ltd"	30 Mar 2007	For Public Relations Purposes

S:\Sec\ADR\2007\Mar 2007.doc

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PROPOSED FINAL AND SPECIAL DIVIDENDS FOR FY2006
- CHANGE OF CORPORATE TAX RATE

On 14 February 2007, CapitaLand Limited (the "**Company**") announced:

(i) a proposed first and final dividend of 7 cents per share comprising 3.5 cents (less tax at 20%) and 3.5 cents (one-tier); and

(ii) a proposed special dividend of 5 cents per share (one-tier),

for the financial year ended 31 December 2006.

The above dividends are subject to the approval of shareholders of the Company at its forthcoming Annual General Meeting.

In view of the Budget 2007 announcement on 15 February 2007 of a reduction of the Singapore corporate tax rate from 20% to 18%, the applicable tax rate to be deducted from the proposed first and final dividend will be 18% instead of 20%.

The Company intends to use, to the maximum practicable extent possible, its Section 44A credit balance for the proposed first and final dividend.

Purely for illustrative purposes, based on the Company's Section 44A credit balance available (which is subject to finalisation by the Inland Revenue Authority of Singapore) as at 31 December 2006 and the number of issued shares in the capital of the Company as at that date, and assuming that there is no change to its Section 44A credit balance and no increase in the number of issued shares between 31 December 2006 and the books closure date for determining entitlements to the above dividends (the "**BCD**"), the proposed first and final dividend of 7 cents per share would comprise:

(i) 3.97 cents per share (less tax at 18%); and
(ii) 3.03 cents per share (one-tier).

The exact amount of the franked and one-tier components of the first and final dividend will be announced by the Company as soon as practicable after the BCD.

By Order of the Board

Low Sai Choy
Company Secretary
1 March 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND NIPPON INVESTMENTS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Nippon Investments Pte. Ltd. ("CNIPL"), has increased its issued and paid-up share capital from S$1 to S$7,500,000 (the "Share Increase") by an allotment and issue of an additional 7,499,999 ordinary shares for a cash consideration of S$7,499,999 to its sole shareholder, CapitaLand Fund Investment Pte Ltd.

Following the Share Increase, CNIPL's issued and paid-up share capital is S$7,500,000 comprising 7,500,000 ordinary shares.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
1 March 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

BEVERLY EQUITIES PTE. LTD.
COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

CapitaLand Limited ("CapitaLand") wishes to announce that Beverly Equities Pte. Ltd. ("BEPL"), its dormant indirect subsidiary, a company incorporated in Singapore, has been placed under members' voluntary liquidation.

The voluntary liquidation of BEPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
1 March 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION OF SHARES IN SATYAM MALL MANAGEMENT COMPANY PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail India Pte Ltd, has subscribed for and been allotted 10,000 equity shares of Rupees 10 each in the share capital of Satyam Mall Management Company Private Limited ("Satyam") for a cash consideration of Rupees 100,000 (approximately S$3,618) (the "Subscription").

The Subscription represents 50% of the total issued share capital of Satyam. The remaining 50% equity interest in Satyam is held by Future Capital Holdings Ltd (a subsidiary of Pantaloon Retail India Ltd.), a party unrelated to CapitaLand. Following the Subscription, Satyam has become an indirect associated company of CapitaLand.

Satyam, which is proposed to be renamed as Kshitij CapitaLand Mall Management Pvt. Ltd, is a company incorporated in India whose principal activity is in providing mall management services.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
2 March 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Mar-2007 18:33:11
Announcement No.	00147

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation slides "Expansion on Track" to be presented to investors on 5 March 2007 at Investors' meetings in Hong Kong
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	RoadshowPresentation.Mar07.pdf Total size = **1938K** (2048K size limit recommended)

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CapitaLand

Expansion on Track

Olivier LIM, Group Chief Financial Officer
Harold WOO, Senior Vice President Investor Relations



March 2007

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Consistent Strategy



CapitaLand

Strategy - On Track

- **Record PATMI of S$1.018 billion, up 35.6% y-o-y**
- **'Multi-Local' Strategy Drives Sustainable Overseas Earnings**
  - Overseas EBIT grew 30.7%
  - Excluding Australia, EBIT grew 42.6%
- **Increase Real Estate Financial Services & Fee Income**
  - AUM of S$14.3 billion, targeting S$18 billion by end 2007
  - EBIT contribution of S$61.6 million
- **Active Capital Management Aimed at Creating Value**
  - Improving efficient capital structure & lowering cost of capital
  - Re-deploying capital into higher yielding investments
  - Propose Special Dividend of 5 cents

CapitaLand

FY 2006 – Seeding Strategic Growth Initiatives

- Investing for Future Growth
- Growing Financial Services
- New Markets & New Products
- Forging new Joint-Ventures/ Partnerships for Strength



%



$



Sun Hung Kai Properties   WAL★MART   zhixin 成都置信   Pantaloons

CapitaLand

FY 2006 – Strategic Growth Initiatives

Investing for Future Growth



- **Expanded China's multi-sector footprint**
  - Entry into inner cities
- **Retail business growing from strength to strength**
  - Pipeline of more than 70 malls
- **Expansion in countries:**
  - Japan – India – Vietnam – Malaysia – Thailand – Bahrain



INDIA
THAILAND
VIETNAM
JAPAN
MALAYSIA
SINGAPORE
CAPITALAND RESIDENTIAL
CAPITALAND COMMERCIAL
CAPITALAND RETAIL
CAPITALAND FINANCIAL
CAPITALAND INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS
THE ASCOTT GROUP
FUTURE PRESENCE

CapitaLand

FY 2006 – Strategic Growth Initiatives

Growing Financial Services

Listed 3 new REITs:
- Ascott Residence Trust
- CapitaRetail China Trust
- Quill Capita Trust

Launched 4 new Private Real Estate Funds:
- CapitaRetail China Dev Fund
- CapitaRetail China Incubator Fund
- Malaysia Commercial Dev Fund
- Raffles City Bahrain Fund

AUM up 68% to S$14.3b, exceeding 2007 target of S$13b

FY 2006 – Strategic Growth Initiatives

Expansion into New Markets

- Gulf Co-operation Council (GCC)
- Moscow & St. Petersburg



RUSSIA
ST PETERSBURG
MOSCOW
UNITED KINGDOM
BELGIUM
FRANCE
GERMANY
SPAIN
GULF CO-OPERATIVE COUNCIL
BAHRAIN
QATAR
UAE

New Products

- Raffles City Brand
- Integrated Leisure, Entertainment & Conventions (ILEC)



MACAO
STUDIO CITY

FY 2006 – Strategic Growth Initiatives

- **Forging new Joint-Ventures/Partnerships for Strength**

 Lippo Group

 Sun Hung Kai Props
eSun

 Chengdu Zhixin
Central China Holdings

 Samty

 Amtel Properties

 Pantaloon
Rattha

 ARCapita
Addax Investment Bank

 Malayan Banking Grp
Quill Group
MRCB
YNH Prop

Delivering Results



CapitaLand

FY2006 Financial Results – Record Earnings

S$ million	FY 2005	FY 2006	Change
Revenue	3,845.6	3,147.7	↓ 18.1%
EBIT	860.3	1,822.0	↑ 111.8%
PBT	585.7	1,494.0	↑ 155.1%
PATMI	750.5	1,018.0	↑ 35.6%
EPS (cents)	28.3	36.8	↑ 30.0%

Business Model: Revenue & PATMI impact



%
Rebased: 2003 = 100%
1000
900
800
700
600
500
400
300
200
100
0
-100
2003
2004
2005
2006
992%
731%
298%
100%
104%
105%
86%
PATMI
Revenue

Growth in Core Businesses

S$ million	FY 2005	FY 2006	Change
PATMI	750.5	1,018.0	↑ 35.6%
PATMI (excl' PREMAS & Hotel Ops)*	307.6	1,002.2	↑ 225.8%

* Excludes: (1) contributions from PREMAS & the hotel business for FY 2005 (S$18.4m) and
(2) divestment gains (FY 2005: S$424.5m ; FY 2006: S$15.8m)

EBIT Contributions by SBUs – Balanced Portfolio

FY 2005 – S$860.3 million



Raffles 7%
Serviced Residences 14%
Financial Svcs 6%
CCID* 3%
Retail 15%
Residential 55%

FY 2006 - S$1,822.0 million



Raffles 15%
Serviced Residences 12%
Financial Svcs 3%
CCID* 20%
Retail 12%
Residential 38%

* CCID – Commercial and Integrated Development

EBIT by SBUs

(S$ million)	FY 2005	FY2006	Change
Residential	492.4	692.2	↑ 40.6%
CCID *	24.7	372.4	↑ 1,407.7%
Retail	138.4	221.1	↑ 59.8%
Financial Svcs	53.3	61.6	↑ 15.6%
Serviced Residences[1]	121.4	210.4	↑ 73.4%
Raffles Holdings	61.0	280.0	↑ 358.7%
Others & Consol Adj	(30.9)	(15.7)	↑ 49.3%
Total EBIT	860.3	1,822.0	↑ 111.8%

* CCID – Commercial and Integrated Development
1. Inclusive of both The Ascott Group and Ascott Residence Trust

CapitaLand

EBIT Contributions by Geography

By Geographical Location

FY 2005 EBIT
S$860 million


Europe
11% (S$97m)
China
24% (S$202m)
Australia
& NZ
29% (S$253m)
Other Asia*
15% (S$128m)
Singapore
21% (S$179m)

FY 2006 EBIT
S$1,822 million


Europe
10% (S$177m)
China
20% (S$366m)
Australia
& NZ
15%
(S$280m)
OtherAsia*
4% (S$67m)
Singapore
51% (S$932m)

* *Includes HK, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam*

EBIT by Geography

(S$ million)	FY 2005	FY 2006	Change
Singapore	179.4	932.4	↑ 4.2x
Australia & NZ	253.3	279.8	↑ 10.4%
China	201.9	366.2	↑ 81.3%
Other Asia*	128.4	67.0	↓ 47.8%
Europe	97.3	176.8	↑ 81.7%
Others	(0.1)	(0.2)	N.M.
Total EBIT	860.3	1,822.0	↑ 1.1x

* Includes HK, Indonesia, Japan, Malaysia, Philippines, Thailand & Vietnam

Financial Capacity

	FY 2005	FY 2006	Change
Net Debt (S$ billion)	4.55	5.44	Increased
Equity (S$ billion)	9.03	9.51	Increased
Net Debt / Equity	0.50	0.57	Increased
% Fixed Rate Debt	60%	74%	Increased

Debt Coverage

	FY 2005	**FY 2006**	**Change**
Finance Cost (S$ million)	274.6	**328.0**	**+ 19.5%**
Interest Cover Ratio (ICR)	9.19	**9.75**	**Improved**
Interest Service Ratio (ISR)	8.53	**8.97**	**Improved**

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Financial Capacity



S$billion
Equity
Net Debt
10
9
8
7
6
5
4
2002
2003
2004
2005
2006

Capital Allocation by Geography 2001 to 2006



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Europe
Australia & New Zealand
Singapore
Other Asia
China
6%
7%
7%
12%
7%
6%
9%
11%
16%
19%
21%
21%
6%
7%
7%
9%
18%
23%
2001
2002
2003
2004
2005
2006

* For 2000, China includes Hong Kong and Europe refers primarily to the United Kingdom.
^ From 2001 "*Other Asia*" includes Indonesia, Hong Kong, Japan, Malaysia, Philippines, Thailand, Cambodia & Vietnam.
^^ "*Others*" includes the United States of America, South America and the Middle East/Mediterranean region.

Drivers For Sustainable Growth



CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
ILEC

New Markets
Leverage on oil rich resource Countries
eg. GCC, Moscow & St Petersburg

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 42% of total assets

Singapore Transformation

Rapid Transition to Vibrant Global City	
Financial Services	• World's fastest growing private-banking centre • Other financial services eg. data management and processing centre
Education	• 16 leading foreign universities eg. University of Chicago, INSEAD etc
Entertainment, lifestyle (Tourism)	• Integrated resorts, Sentosa, Revamping Orchard Road
Biomedical Science	• Rank among major centres like Ireland and Puerto Rico

- **Strong economic performance with 7.7% GDP growth in 2006**
  - GDP to remain healthy with forecast grow of 4.5% p.a. to 2010
- **173,000 jobs created in 2006, all time high**
  - Unemployment rate at just 2.6%

Asset Allocation – Singapore (S$ 8.7b – 42%)


Others
22.6%
Residential
19.9%
TAG & ART
9.1%
Retail
18.3%
Financial
Services
1.6%
Commercial &
Integrated Devt
28.5%

Residential – 2006 milestone

- **Record sales of 954 units worth S$1.23 billion**
- **Launched Scotts HighPark, The Metropolitan and final phase of RiverGate**
  - Setting benchmark prices in the Scotts Road and Singapore River areas
- **Acquired Silver Tower site in prime District 9**



Scotts HighPark
The Metropolitan
RiverGate

CapitaLand

Residential - Pipeline


Gillman Heights

- **Landbank**
  - Gillman Heights acquisition in 2007 doubled Singapore residential landbank to over 4m sqft
  - Caters across spectrum: mid-end, high-end and super-luxury segments.
- **2007 Residential Launches**

Site	GFA (Sqft)	Units	Class	Tenure (Years)
Orchard Residences	406,000	175	Super Luxury	99
Silver Tower	160,000	100	High-end	Freehold
Meyer Road	565,000	350	Mid-end/High-end	Freehold
Dragon View	263,000	150	High-end	Freehold
Parkview	652,000	500	Mid-end	956-year

Commercial - Strong Demand, Tight Supply

Annual Supply, Demand & Occupancy (1990-2010)



million (sf)
4.50
3.50
2.50
1.50
0.50
(0.50)
(1.50)
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
Past 10 year average annual supply 1.62m sf
Past 10 year average Demand 1.26m sf
Average annual new supply '07 – '10 is 0.78 m sf
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007F
2008F
2009F
2010F
New supply (m sq ft)
New demand (m sq ft)
Island wide Occupancy rate (%)
Grade A Occupancy (%)

Source: CBRE Research

CapitaLand

Commercial – Premier Portfolio

- **Largest owner/manager in Downtown Core in Singapore**
  - Net Lettable Area > 5m sqft worth S$7b
- **Occupancy Rates @ 96%**
  - above islandwide average
- **Strong demand & tight supply of office space**
  - Rising rental rates for Grade 'A' buildings
  - **Over 50% of leases due for renewal** in 2007-2008



Somerset Station
Starhub Centre
Bugis Village
Bugis Station
Raffles City
City Hall Station
One George Street
6 Battery Road
Golden Shoe Car Park
Market Street Car Park
Robinson Point
Raffles Place Station
HSBC Building
Hitachi Tower
Caltex House
Capital Tower
Tanjong Pagar Station
Temasek Tower

CapitaLand

Commercial - Rental Reversion



Commercial leases Expiry Profile (with CCT & Raffles City Tower)
40.0%
30.0%
20.0%
10.0%
0.0%
20.1%
32.3% [1]
22.6%
8.8%
12.4%
2007
2008
2009
2010
Beyond 2010



Average Prime Rents
$ psf per month
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Past 10 year average
Prime rent $6.09 psf pm
$7.81
10.00
$ 11.00
$ 12.00
$ 12.50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E



Capital T
S'pore
HSBC Building, S'pore

CapitaLand

Commercial – New Developments

- **Wilkie Edge Development (Selegie Complex)**
  - — Timely completion by 2008
  - — Integrated development with office, retail, SOHO and serviced apartments
  - — Fringe of CBD

- **Market Street & Golden Shoe Car Park refurbishments**
  - Completed end 2006/beginning 2007
  - Almost full occupancy
  - Average rent up 41% and 26% over preceding rent respectively


Wilkie Edge, S'pore


Be Inspired
Be Different
Be Yourself
CapitaLand
6536 1188

Orchard Turn – Landmark Development



- **Residential** : 175 Super Luxury units
- **Retail** : 660,000 sqft NLA within S'pore's shopping artery

CapitaLand

China Diversified Growth
- Four Strategic Thrusts

Residential
Building 35,000 homes together with our partners,

Retail
Over 100 malls Across China

Integrated Dev
Raffles City in Gateway Cities

Serviced Residences
Target 10,000 units by 2010


CHINA
INDIA
THAILAND
MALAYSIA
SINGAPORE

CapitaLand

Asset Allocation – China (S$ 4.6b – 22.5%)


Serviced Residences 14.6%
Residential 35.5%
Commercial & Integrated Devt 23.6%
Retail 26.3%

Residential – Deepen & Broaden China Presence

- **Expanding in gateway cities**
  - — Secured two new sites in Beijing, three in Foshan and one in Hangzhou
  - — Acquired 20% stake in Lai Fung Hldgs
    - ➢ landbank of 1m sqft
    - ➢ in Shanghai and Pearl River Delta
- **Extending reach into inner cities**
  - — JV with Chengdu Zhixin Industrial Co
  - — Acquired 29.75% in Henan's Central China Holdings
- **Pipeline in China**
  - — 35,000 homes in 5 years with our partners



Bohai Economic Rim
Central China
Yangtze River Delta
South West China
Pearl River Delta

CapitaLand

China Residential EBIT S$206.5m


Other Asia
3.6%
China
29.8%
Australia/NZ
41.4%
Singapore
25.2%

CapitaLand

Leading Mall Owner/Manager in Asia

Country	Details	Operational	Pipeline
Singapore	• Largest retail mall owner / manager • NLA: over 5.3m sq ft • Asset value of S$5.6b	16*	~1
China	• Listing of CRCT • Gross rentable area: Over 3.2m sqm • Total asset value of approx S$3.7b	16.5	>51.5**
Japan	• Malls in Hokkaido, Osaka & Tokyo • NLA: 1.4m sqft • Asset value of S$581m	5	NA
Malaysia	• Manage Gurney Plaza in Penang	1	NA

Will manage over 92 malls, 42.3 million sq ft

**VivoCity under management*

***Total in excess of 70 inclusive of CRCDF MOU with a few Chinese parties for the acquisition of 35 retail malls*

Singapore Retail

- **Completed S$85m repositioning of Clarke Quay (end 2006)**
  - — Redefined entertainment/F&B landscape
  - — Strong tenancy mix, full occupancy
  - — Rates doubled over preceding rent
  - — Traffic doubled vs before facelift

- **Commence construction for Orchard Turn**
  - — Ultimate prime site of Singapore's shopping artery
  - — Over 660,000 sqft of net lettable area
  - — 4 retail levels above ground and 4 below
  - — Residential component, "The Orchard Residences". Expected to be launched in Mar/Apr 07


Clarke Quay


Orchard Turn

CapitaLand

Listing of CRCT


Anzhen Mall
Jiulong Mall
Wangjing Mall

- Listed first pure-play China retail REIT in Singapore
- 7 quality malls anchored by Wal-Mart, Carrefour and Beijing Hualian Group
- Total Asset Size of S$690 mil, Total Gross Rentable Area of 412,866 sqm
- IPO placement 196x subscribed
- Total Shareholder Returns over 164% since IPO (@ 8Dec06)


Qibao Mall
Xinwu Mall

CapitaLand

China Retail Pipeline

Country	Total Malls	Operational	By 2007	By 2008
CRCT	7	7	-	-
CRCDF	20	4.5[1]	6.5[2]	9
CRCIF	1	-	1	-
CL	5	5	-	-
	33[3]	16.5	7.5	9.0

1. Phase 1 of Wal-Mart China HQ in Shenzhen
2. Phase 2 of Wal-Mart China HQ in Shenzhen
3. Current portfolio of 33 Retail Malls in China excluding 35 from MOU

China's Foundation for Expansion

CapitaLand

~ 30% share equity | ~ 45% share equity

Incubator Fund

- **Fund Size**: US$ 425m
- **Warehouse** quality income generating retail projects
  - Pipeline includes Xihuan Plaza Retail Mall in Beijing

Development Fund

- **Fund Size**: US$ 600m
- **Invest** in China retail projects
  - 21 Wal-Mart anchored malls
  - Wal-Mart Asia HQ in Shenzhen
  - 14 other malls by SZITIC possible

1st Right to Acquire Assets in Both Funds

CRCT

- Signed MOU for 35 malls with China parties, which will bring total malls in China to >70

India

- **2 JVs with Pantaloon Retail Ltd**
- **Invested US$75m in Horizon Fund (Total Fund US$350m)**
  - 4 potential projects identified
  - Total 4.1m sqft GFA
- **Identified pipeline of 50 Retail Assets across 30 cities & 14 states**
  - Estimated asset value: US$1.2b
  - Target completion in 2-3 years
  - 15.3m sqft GFA



China & India Retail Potential

Comparative Penetration of Organised Retail



100%
80%
60%
40%
20%
0%
97%
3%
80%
20%
70%
30%
60%
40%
45%
55%
19%
81%
15%
85%
India
China
Indonesia
Thailand
Malaysia
Taiwan
US
Organised
Traditional

Source: *"The Great Indian Retail Story"*, Ernst & Young.

Financial Services – AUM Up 68% to S$14.3b

- **Asia's largest property fund manager**
- **Total of 5 REITs, 1 Property Trust and 10 private real estate funds**
  - —Listed 3 new REITs: ART, CRCT, and QCT
  - —Launched 4 new private real estate funds:
    - ➢ CapitaRetail Dev Fund : US$600m
    - ➢ CapitaRetail Incubator Fund : US$425m
    - ➢ Malaysia Commercial Dev Fund : In progress
    - ➢ Raffles City Bahrain Fund : In progress



CapitaLand

Financial Services - New AUM Target



S$ billion
25
20
15
10
5
0
3.1
6.1
8.5
14.3*
18.0
2003
2004
2005
2006
2007 (Target)
REITS
Private Funds
Target

REITS
CMT
CCT
ART
CRCT
QCT

Private Funds
Eureka Office Fund
Mezzo Capital
CCDF
CapitaRetail Japan
CRDF
CCRF
IPPFA
CRIF
ARC-Capital and Japan Residences
CRS

**AUM includes ART which is managed by CapitaLand's subsidiary, The Ascott Group*

Financial Services – Transactions in 2006

- **Advised & Structured Raffles City deal**
  - — Largest investment transaction in 2006 at S$2.17b
- **Structured Raffles City Bahrain Fund**
  - — CapitaLand's 2nd Shariah-compliant fund
  - — 1st real estate equity Sukuk fund in the world
- **Acquired 5 more (total 10) residential properties by ARC-CapitaLand Residences Japan**
  - — Raised target portfolio to JPY42b (S$564m) from JPY30b (S$403m)
- **Acquired 5th mall in Hokkaido by CapitaRetail Japan Fund**


Raffles City Bahrain
Grand View, Osaka
Vivit Square, Tokyo

Financial Services – J-REIT Platform

CapitaLand acquires:

- 13% stake in the listed J-REIT **BLife Investment Corp.** for JPY3.23b (S$41 m); and
- 33.4% stake in BLife's REIT manager **Morimoto Asset Management Co. Ltd.** for JPY0.2 b (S$2.5m)

- BLife will be another REIT platform for growth in Japan

Listed	22 March 2006
Market Cap.	JPY22 b (approx S$280 m) @ 9 Feb 07
Investment Mandate	Residential (70%) & Retail (30%)
Current Portfolio	14 Properties in prime locations in Tokyo





The Ascott Group
– Growth Platform in ART



100%
Ascott Residence Trust Management Limited
THE ASCOTT GROUP
A Member of CapitaLand
Mgt fees
Mgt services
28%
ASCOTT RESIDENCE TRUST
Pan Asian portfolio S$0.9bn#
Pan Asian portfolio
S$0.9bn#
(includes S$0.6bn of recent investments in Asia)
European portfolio
S$0.8bn#
Assets under management S$5.2bn*

 # Portfolio values as at 31 December 2006
** Include owned assets*

The Ascott Group Ltd

- Record PATMI of S$151.3m, up 3.6x
- Improved operating profit on same store basis
- Realised signification portfolio gains
- Increased fee-based income

Ascott Residence Trust

- Sustainable distribution to unitholders
- Added 5 yield-accretive assets* to initial portfolio of 12

*** Based on acquisitions announced in 2006, of which 3 will be completed by 1H2007**

THE ASCOTT GROUP
A Member of CapitaLand

The Ascott Group – Rapid Expansion

- **Entry into fast-growing Eastern Europe (eg. Russia)**

  Moscow & St. Petersburg
  - 50/50 partnership with Amtel Properties
  - US$100m fund to acquire and develop international-class serviced residences
  - Secured 1st contract to manage Amtel's 150-unit Somerset Strogino, Moscow


Somerset Strogino

New Markets - Residential

- **Vietnam – Ho Chi Minh City**
  - — Launching 1st development in 2Q2007
    - ➢ 1,100 high-mid apartment units
  - — Secured 2nd residential project
    - ➢ 600 apartment units

- **Thailand – Bangkok**
  - — Sold 1,036 units, sales value of Baht 7.49b (S$305.5m)
  - — Launched The Emporio Place (361 units) and Villa Ratchatewi (603 units)

- **India – Mumbai**
  - — JV with Runwal Group
    - ➢ 500 apartment units
  - — Launching in 1Q2007


Ho Chi Minh City

CapitaLand

New Markets – Raffles City Developments

- **3 new RAFFLES CITY to add to Raffles City Singapore & Raffles City Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City BAHRAIN
- **Target 10 RAFFLES CITY Developments**


Raffles City Beijing


Raffles City Bahrain

New Markets - Exploring

Leveraging on oil rich resources countries

- **Moscow & St. Petersburg**
  - 2 of the largest cities in Europe

	Population (mil)	GDP Per Capita (US$)
Moscow	**13,400**	**12,000**
St. Petersburg	**4,775**	**7,000**

- **GCC and Central Asia**
  - Bahrain
  - Abu Dhabi
  - Kazakhstan, 2nd largest in oil reserve



St.Petersburg

New Business – First ILEC Project

Macao Studio City (Cotai)

- **20% effective stake with development role**
  - — Total share of investment, S$764m
  - — IRR 15.2%
- **Located in upcoming Cotai district**
- **6 million sqft GFA**
  - — Hotels / svc apt: 61%
  - — Retail: 23%
  - — Casino: 8%
  - — TV / film production facilities, Theatre & Arena / MICE centre: 8%
- **2000 hotel rooms:**
  - — Marriott, Ritz Carlton, 6-star David Tang boutique hotel
- **Upside from rental of gaming space**
  - — 400 gaming tables



Galaxy Mega Resort
The Venetian Macao
City of Dreams
COTAI
Macao Studio City
New Lotus Bridge Immigration checkpoint
18-hole Championship Golf Course



CapitaLand

ILEC - MSC Project Details

GFA Allocation (Approx):	Phase 1	Phase 2	Total	Target
Open:	1Q 2009	1Q 2011		
Studio Retail™	1,000,000 sf	400,000 sf	1,400,000 sf	
Las Vegas Style Casino	200,000 sf	300,000 sf	500,000 sf	
Hotels	1,750,000 sf	1,125,000 sf	2,875,000 sf	
5-star Hotel Rooms	300 units	200 units	500 units	
4-star Hotel Rooms	1.450 units	850 units	2.300 units	
Luxurious Boutique Hotel Rooms	110 units	-	110 units	
Sub-total	1,860 units	1,050 units	2,910 units	
Service Apartments	250,000 sf	375,000 sf	625,000 sf	
	200 units	320 units	540 units	
Entertainment Components	400,000 sf	200,000 sf	600,000 sf	
Theatre	2,300 seats			
Arena / MICE Centre	Up to 4,700 seats			
Total – Current Proposed GFA	**3,600,000 sf**	**2,400,000 sf**	**6,000,000 sf**	

CapitaLand

Building People



- **CapitaLand Institute of Management and Business**
  - Invest in management bench strength
- **Learning & development institute**
  - Imbue CapitaLand's core values in employees
  - Equip employees with the knowledge, skills & attitudes needed to excel in a dynamic environment

CLIMB
Building People

Networking

Leadership Development

Learning & Development Programs
(General executive management programs)

Reinforcing CapitaLand's Core Values

Corporate Social Responsibilities – Green Initiatives

- Aim to be at the forefront in environmental awareness
- Established Green Committee to spearhead drive
- Achievements: ASEAN Energy Awards & BCA Green Mark Gold
- 1st Retail Player in Singapore to apply BCA Green Mark Gold Award for domestic and overseas malls



Mall, Beijing

CapitaLand

Summary – Solid foundation for Growth



CapitaLand
Strong Financial Capacity
& Capital Efficient Model
Financial Services
REITS & Private Fund Management
Strong Domain & Market Knowledge
Complete Real Estate Value Chain
Asia's Rapid Growth
Driving Incomes & Real Estate Demand
REAL ESTATE SECTORS
Residential
Commercial
Retail
Integrated
Svc Residences
REAL ESTATE VALUE CHAIN
Investor
+
Developer
+
Operator
+
Manager
+
Financial Advisor

CapitaLand

Thank you

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Mar-2007 18:36:09
Announcement No.	00149

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Supplementary slides to "Expansion on Track" to be presented to investors on 5 March 2007 at Investors' meetings in Hong Kong
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	RoadshowPresentation.Supplementary.Mar2007.pdf Total size = **1084K** (2048K size limit recommended)

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Supplementary Slides



CapitaLand

Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	Multi-Local	Management Centres in Key Countries
RE Development	Multi-Sector Businesses	Significant Expansion through Platforms
RE Investment	Diversified Income Streams	Strategic Partnerships
RE Financial Products/Solutions	Trading vs Investment Assets	Acquisitions

CapitaLand


CapitaLand
Real Estate
Hospitality
Financial Services
Residential
Retail
Commercial & Integrated Devt
Integrated, Leisure, Entertainment & Conventions
Serviced Residences
Financial
100%
CapitaLand Residential
54.2%*
AUSTRALAND
20.0%
100%
CapitaLand Retail
31.1%*
CapitaMall Trust
20.0%*
CapitaRetail China Trust
100%
CapitaLand Commercial
30.4%*
CapitaCommercial Trust
30.0%*
QuillCapita Trust
100%
CapitaLand ILEC
67%*
THE ASCOTT GROUP
27.4%*
42.8%*
ASCOTT RESIDENCE TRUST
100%
CapitaLand Financial
100%
Fund Management

CapitaLand Group comprises 8 listed Companies with total Market Capitalisation of more than S$32.5 billion^

* Listed Entities ^ as at 28Feb 2007, net of common holdings

Asia – Fastest Growing Region

GDP Growth of Major Economies (% yoy)



GDP Growth (% p.a.)
8
7
6
5
4
3
2
1
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Asia (incl. Australia)
Asia growth 52% higher than rest of world (1.8% pt above)
World
OECD
US
EU (25 countries)
Japan
EIU Forecast

Sources: EIU and CapitaLand Research (Feb 2007)

Plugging Into Growth Trends


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

Window to Asian Growth


CapitaLand
Capital Efficient Model + Shareholder Value Focus
Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

Real Estate Risk Manager & Trusted Intermediary


CapitaLand
Real Estate Risk
Domain Knowledge; Matchmaking; Distribution
$ CAPITAL

Global Investors' Trusted Window to Asia – Return Arbitrage

Business Model - Sustainable Competitive Advantage


(1) Origination
(2) Structuring
(3) Underwriting
(4) Distribution
Real Estate Risk Assets
Jellicoe
Waterina
Funan
Raffles City
Capital Tower
George Street
Vehicles/ Structures
CRL
Aragorn
CMT / CRS
Tincel
CCT
Funds/SPVs
CapitaLand
Creating Value & Extracting Value
Capital
Risk & Return
Customers
Buyers & Investors
Residential Properties etc.
Debt
CMBS
Mezz/Sub-Debt
REIT Units
Equity
DIRECT Assets
FINANCIAL R.E. Risk Assets

The Value Chain & Value Creation



Land Purch.
Approvals
Construction
Leasing
Operating
Investment
HIGHER
VALUE ADDED
LOWER VALUE ADDED
REAL
ESTATE
ASSET
VALUE

Why we like the Residential Business



Land Purch.
Approvals
Construction
Sale
Recycle Capital
REAL ESTATE ASSET VALUE
CASH

Capture portion of greatest

VALUE CREATION,

then:

RECYCLE CAPITAL

Replicating Value Capture for Other Sectors



Land Purch.
Approvals
Construction
Sale
Symbiotic Exits
"Liquid Real Estate"
Recycle Capital
REAL ESTATE ASSET VALUE
CASH
CMT
CCT
CRCT
Other REITS

Capital Management - Structural Clarity


CAPITALAND
REITS
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG
Private Funds
CMT
CCT
CRCT
ART
QCT
TAG
1
2
3
4
5
6
7
8
9
10


Feb 2007
CapitaLand
S$21,855m
(Market Cap)
31%
CMT
5,875
20%
CRCT
1,541
19%
30%
CCT
4,149
QCT
147
30%
54%
APG
2,532
67%
TAG
2,648
43%
ART
994
27%
Total = S$39.7 bn
Net common holdings = $32.5 bn

Transforming a Capital Intensive Business

CapitaLand



Domain
Knowledge
Residential
Retail
Commercial
Integrated
Hospitality
Strong Financial Capacity
& Capital Efficient Model
Financial Services
REITS & Private Fund Management
Strong Domain & Market Knowledge
Complete Real Estate Value Chain
Asia's Rapid Growth
Driving Incomes & Real Estate Demand
Value Chain
Investor
Developer
Operator
Manager
Financial
Advisor

CapitaLand

Thank you

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, FOSHAN XIN DE REAL ESTATE DEVELOPMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Foshan Xin De Real Estate Development Co., Ltd.
Principal Activity	:	Property Development and Management
Registered Capital	:	USD13,000,000

The above transaction is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
8 March 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Mar-2007 19:24:41
Announcement No.	00137

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Payment of acquisition fees by way of issue of units in Ascott Residence Trust
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Payment.of.Acquisition.Fees.8Mar07.pdf Total size = **137K** (2048K size limit recommended)

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ASCOTT
RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

PAYMENT OF ACQUISITION FEES
BY WAY OF ISSUE OF UNITS IN ASCOTT RESIDENCE TRUST

The Board of Directors of Ascott Residence Trust Management Limited (the "Company") , the Manager of Ascott Residence Trust ("ART"), wishes to announce that 110,715 units in ART (the "Units") have been issued to the Company on 8 March 2007 at S$1.8625 per Unit.

110,715 Units were issued to the Company as payment of the Acquisition Fee (as defined in the trust deed dated 19 January 2006 constituting ART) (the "Trust Deed") in relation to the completion of the acquisition by ART of the entire issued share capital of Somerset Roppongi (Japan) Pte. Ltd. ("SRT") (the "Acquisition").

Under the Trust Deed, the Company is entitled to receive, as payment of an Acquisition Fee in relation to the Acquisition, such number of Units as may be purchased for the relevant amount of the Acquisition Fee, being 1 percent of the proportionate enterprise value of SRT.

The manner of payment of the Acquisition Fee is disclosed in (i) the Trust Deed; and (ii) the ART prospectus dated 6 March 2006.

With the above-mentioned issue of Units, the Company holds an aggregate of 1,400,889 Units, representing 0.28% of the total number of Units in issue of 499,400,889.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore, 8 March 2007

In relation to the preferential offering by The Ascott Group Limited of units in ART, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Mar-2007 07:49:52
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Request for Trading Halt by Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.annc.request.for.trading.halt.12Mar07.pdf Total size = **80K** (2048K size limit recommended)

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Request for Trading Halt

* Asterisks denote mandatory information

Name of Announcer *	ASCOTT RESIDENCE TRUST
Company Registration No.	200516209Z
Announcement submitted on behalf of	ASCOTT RESIDENCE TRUST
Announcement is submitted with respect to *	ASCOTT RESIDENCE TRUST
Announcement is submitted by *	Doreen Nah
Designation *	Company Secretary
Date & Time of Broadcast	12-Mar-2007 07:14:34
Announcement No.	00001

>> Announcement Details

The details of the announcement start here ...

Date of Trading Halt *	12-03-2007
Time of Trading Halt *	0900 hours
Reasons for Trading Halt *	Pending release of announcements.

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Mar-2007 13:23:11
Announcement No.	00027

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Offer and placement of up to 108,107,462 new units in Ascott Residence Trust
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.launchEFR.pdf Total size = **179K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

OFFER AND PLACEMENT OF UP TO 108,107,462 NEW UNITS (THE "NEW UNITS")

IN ASCOTT RESIDENCE TRUST ("ART") BY WAY OF:

(I) A NON-RENOUNCEABLE PREFERENTIAL OFFERING OF 49,940,088 NEW UNITS AT AN ISSUE PRICE OF BETWEEN S$1.83 AND S$1.88 PER NEW UNIT (THE "PREFERENTIAL OFFERING ISSUE PRICE") OF ONE NEW UNIT FOR EVERY 10 EXISTING UNITS IN ART (THE "UNITS") HELD AS AT 5.00 P.M. ON 8 MARCH 2007 (THE "PREFERENTIAL OFFERING BOOKS CLOSURE DATE") (FRACTIONS OF A UNIT TO BE DISREGARDED AND SUBJECT TO THE ROUNDING MECHANISM (AS DEFINED IN THE OFFER INFORMATION STATEMENT LODGED WITH THE MONETARY AUTHORITY OF SINGAPORE ("MAS") ON 12 MARCH 2007 (THE "OIS")) TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE OIS) (THE "PREFERENTIAL OFFERING");

(II) AN ATM OFFERING OF 8,000,000 NEW UNITS AT AN ISSUE PRICE OF BETWEEN S$1.85 AND S$1.90 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD ("DBS BANK") (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PLACEMENT OF UP TO 50,167,374 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"),

(COLLECTIVELY, THE "EQUITY FUND RAISING").

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Introduction

At the extraordinary general meeting of unitholders of ART (the "**Unitholders**") held on 23 February 2007, Unitholders approved, *inter alia,* the resolution for the Equity Fund Raising. Pursuant to such resolution, Ascott Residence Trust Management Limited, as manager of ART (the "**Manager**"), is issuing up to 108,107,462 New Units so as to raise gross proceeds of approximately S$199.0 million in the manner described in the OIS lodged with the MAS on 12 March 2007 in order to, *inter alia*, part finance and/or re-finance the acquisition of five properties, namely Shoan Heights Serviced Apartment, Melbourne (to be re-branded Somerset Gordon Heights, Melbourne) in Australia, Somerset Azabu East, Tokyo in Japan, Somerset Roppongi, Tokyo in Japan, Oakwood Premier Ayala Center (to be re-branded Ascott Makati) in the Philippines and Somerset Chancellor Court, Ho Chi Minh City in Vietnam, and associated costs with the balance of the proceeds to be utilised for general corporate and working capital purposes.

DBS Bank and J.P. Morgan (S.E.A.) Limited ("**JPMorgan**") have been appointed as joint lead managers, bookrunners and underwriters (together, the "**Joint Lead Managers, Bookrunners and Underwriters**") for the Equity Fund Raising[1].

The joint financial advisors of the Equity Fund Raising are JPMorgan and CapitaLand Financial Services Limited.

The actual Preferential Offering Issue Price and the ATM and Placement Issue Price will be determined by the Joint Lead Managers, Bookrunners and Underwriters, with the agreement of the Manager, within the respective ranges mentioned above, after an accelerated book-building process, and will be announced by the Manager thereafter via SGXNET. Such announcement will be made prior to the commencement of the Preferential Offering and the ATM Offering.

The Preferential Offering

The Preferential Offering is made to Singapore Registered Unitholders[2] on a non-renounceable basis of one New Unit for every 10 existing Units[3] held as at the Preferential Offering Books Closure Date, fractions of a Unit to be disregarded and subject to the Rounding Mechanism (as defined below).

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1 The New Units to be subscribed by The Ascott Group Limited ("**TAG**") and its subsidiaries (together, the "**Ascott Group**") pursuant to the Undertaking (as defined herein) are not underwritten by the Joint Lead Managers, Bookrunners and Underwriters.

2 "**Singapore Registered Unitholders**" means Unitholders as at the Preferential Offering Books Closure Date other than those whose registered addresses with The Central Depository (Pte) Limited (the "**CDP**") are outside Singapore, and who have not, at least five Market Days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents. "**Market Day**" means a day on which the SGX-ST is open for trading in securities.

3 "**Existing Units**" means the outstanding Units in issue on the day immediately prior to the date on which the New Units are issued.

Where a Singapore Registered Unitholder's provisional allocation of New Units under the Preferential Offering is other than an integral multiple of 1,000 Units, the increase in the provisional allocation of New Units to the Singapore Registered Unitholder will be by such number which, when added to such Unitholder's unitholdings as at the Preferential Offering Books Closure Date, results in an integral multiple of 1,000 Units (the "**Rounding Mechanism**"). The Rounding Mechanism will be extended to investors who have subscribed for or purchased Units under the Central Provident Fund ("**CPF**") Investment Scheme and/or the Supplementary Retirement Scheme ("**SRS**"), and to Units held by nominee companies. It should be noted that, in the case of Units held by Singapore Registered Unitholders through nominee companies, the Rounding Mechanism will be applied at the level of the aggregate Units held in the securities accounts of such nominee companies with The Central Depository (Pte) Limited. As such, Singapore Registered Unitholders whose Units are held by such nominee companies will not enjoy the benefit of the Rounding Mechanism on an individual level.

In addition to accepting their provisional allocations of New Units under the Preferential Offering, Singapore Registered Unitholders (except for Restricted Placees[4] but not including Directors and their immediate family members[5]) may also apply for New Units under the ATM Offering. Details of the ATM Offering are set out below and in the OIS.

The OIS is in the process of being despatched to Singapore Registered Unitholders and requires your immediate attention. Singapore Registered Unitholders who wish to accept their provisional allocations of New Units under the Preferential Offering may do so in the manner set out in the OIS.

The Preferential Offering	Date	Time
Opens	14 March 2007	9.00 a.m.
Closes	20 March 2007	
	• For acceptances made through Acceptance Forms (as defined in the OIS)	4.45 p.m.
	• For acceptances made through an ATM of a Participating Bank (as defined in the OIS)	9.30 p.m.

Relevant Singapore Registered Unitholders who had used their CPF Investible Savings ("**CPF Funds**") to purchase their existing Units and/or purchased their existing Units under the SRS can only accept their provisional allocations of New Units by instructing the relevant banks in which they hold their CPF Investment Scheme accounts and/or SRS accounts to do so on their behalf.

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4 "**Restricted Placees**" means (a) the Directors, and Substantial Unitholders; (b) the spouse, children, adopted children, step-children, siblings and parents of (i) the Directors and (ii) Substantial Unitholders; (c) substantial shareholders, related companies (as defined in Section 6 of the Companies Act, Chapter 50 of Singapore), associated companies and sister companies of the Substantial Unitholders; (d) corporations in which the Directors and the Substantial Unitholders have an aggregate interest of at least 10.0 percent; and (e) any person who, in the opinion of the SGX-ST, falls within categories (a) to (d).

5 This means the spouse, children, adopted children, step-children, siblings and parents of the Directors.

Singapore Registered Unitholders, including the Restricted Placees (such as the directors of the Manager (the "**Directors**"), their immediate family members and Substantial Unitholders[6]) who are Singapore Registered Unitholders, can accept their provisional allocations of New Units under the Preferential Offering in full or in part. No application for excess Units will be permitted thereunder. The Restricted Placees who are Singapore Registered Unitholders are permitted to accept their provisional allocations of New Units under the Preferential Offering as the SGX-ST has granted a waiver from the requirements under Rule 812(1) of the SGX-ST Listing Manual (the "**Listing Manual**").

In the event that the New Units offered under the Preferential Offering are not fully taken up, the number of New Units that are not taken up will be aggregated and sold at the ATM and Placement Issue Price to satisfy excess demand for New Units under the Private Placement to the extent that there is such excess demand.

Each of Somerset Capital Pte Ltd and pFission Pte Ltd, wholly owned subsidiaries of CapitaLand Limited, has confirmed that it does not intend to take up its provisional allocation of New Units under the Preferential Offering to allow for greater free float of the Units. In order to increase ART's free float, these New Units will then be placed out under the ATM Offering and the Private Placement.

The ATM Offering

The ATM Offering is made to retail investors in Singapore, including Singapore Registered Unitholders (except for Restricted Placees but not including Directors and their immediate family members). Anyone who wishes to subscribe for New Units under the ATM Offering will need to make an application in the manner set out in the OIS. An electronic copy of the OIS is available on ART's website at <www.ascottreit.com> and on the website of the MAS at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of the OIS. The availability of the OIS on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of ART. A potential investor should read the OIS before deciding whether to subscribe for or purchase the New Units.

Key information on the ATM Offering is summarised below:

- Only available through the ATMs of DBS Bank (including POSB).
- On a "first-come, first-served" basis.
- New Units are offered at the ATM and Placement Issue Price per New Unit. The actual ATM and Placement Issue Price will be announced by the Manager prior to the commencement of the ATM Offering.
- Applicants may use cash and/or CPF funds to apply for the New Units. Investors applying for only 1,000 New Units can use either cash or CPF funds only, but not both.

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6 "**Substantial Unitholder**" means a Unitholder with interest in one or more Units constituting not less than 5.0 percent of all outstanding Units.

- Minimum number of New Units per application: 1,000 New Units (investors may also apply for larger numbers of New Units in integral multiples of 1,000 New Units).
- Maximum number of New Units per application: 50,000 New Units.
- Only one application for the New Units may be made for the benefit of one person under the ATM Offering. Multiple applications will be rejected.
- Any references to "Shares/Securities" on the ATM screens of DBS Bank (including POSB) will refer to the New Units.

The ATM Offering	Date	Time
Opens	13 March 2007	10.00 a.m.
Closes	13 March 2007 (subject to earlier closure, at the discretion of the Joint Lead Managers, Bookrunners and Underwriters (in consultation with the Manager) in the event that New Units under the ATM Offering are fully taken up)	5.00 p.m.

In the event that the New Units offered under the ATM Offering are not fully taken up, such New Units will be aggregated and sold at the ATM and Placement Issue Price to satisfy excess demand for New Units under the Private Placement to the extent that there is such excess demand.

The Manager has obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual to allow Directors and their immediate family members to apply for New Units under the ATM Offering. The Manager will announce any such allotment of New Units to the Directors and their immediate family members under the ATM Offering through SGXNET accordingly.

The Private Placement

Save for the New Units proposed to be placed to:

(i) the Ascott Group; and

(ii) companies within the Temasek group of companies (the "**Non-Ascott Group/CapitaLand TLCs**"), including companies in which Temasek Holdings (Private) Limited ("**Temasek**") has an aggregate interest of at least 10.0 percent, but excluding (a) Temasek; (b) the Ascott Group and the subsidiaries and associated companies of the Ascott Group (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of TAG); and (c) CapitaLand Limited and the subsidiaries and associated companies of CapitaLand Limited (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of CapitaLand Limited),

the New Units under the Private Placement will be privately placed to institutional and other investors by the Joint Lead Managers, Bookrunners and Underwriters.

Placement of New Units to the Ascott Group under the Private Placement

The Manager has obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual to permit the New Units to be placed to the Ascott Group, subject to Unitholders' approval.

At the extraordinary general meeting of Unitholders held on 23 February 2007, Unitholders approved the resolution for the placement of up to such number of New Units under the Private Placement to the Ascott Group as would be required to maintain its pre-placement unitholdings, in percentage terms, in ART.

TAG Undertaking

To demonstrate its commitment to ART and to align its interest with the other Unitholders, TAG has undertaken to DBS Trustee Ltd, in its capacity as trustee of ART, and the Joint Lead Managers, Bookrunners and Underwriters that:

(a) TAG will accept and will procure the Manager to accept in full its respective provisional allocations of New Units under the Preferential Offering; and

(b) TAG will subscribe and/or procure its subsidiaries to subscribe, for such number of New Units under the Private Placement, being the difference between the total number of New Units which the Ascott Group will be required to subscribe for to maintain its pre-placement unitholding, in percentage terms, and the total number of New Units under the Preferential Offering provisionally allocated to and accepted by TAG and the Manager,

(the "**Undertaking**").

Placement of New Units to Non-Ascott Group/CapitaLand TLCs under the Private Placement

The Manager has also obtained a waiver of Rule 812(1) of the Listing Manual from the SGX-ST for the placement of New Units to Non-Ascott Group/CapitaLand TLCs, including companies in which Temasek has an aggregate interest of at least 10.0 percent, but excluding (a) Temasek; (b) the Ascott Group and the subsidiaries and associated companies of the Ascott Group (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of TAG); and (c) CapitaLand Limited and the subsidiaries and associated companies of CapitaLand Limited (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of CapitaLand Limited), under the Private Placement, subject to the following conditions in respect of the waiver from the SGX-ST that (i) the Manager certifies that it is independent of the Non-Ascott Group/CapitaLand TLCs and (ii) the Manager announces any such placement.

The Manager therefore certifies that, to the best of its knowledge and belief, it is independent of the Non-Ascott Group/CapitaLand TLCs, and will announce any such placement accordingly.

Any excess demand for the New Units under the Private Placement will be satisfied only to the extent that New Units offered under the Preferential Offering and/or the ATM Offering are not taken up and

are re-allocated to the Private Placement.

Advanced Distribution and Status of the New Units

The next distribution in relation to ART's distributable income (the "**Distributable Income**") was originally scheduled for the period from 1 January 2007 to 30 June 2007. However, in conjunction with the Equity Fund Raising, the Manager has declared, in lieu of the scheduled distribution, a distribution of the Distributable Income for the period from 1 January 2007 to and including the day immediately prior to the date on which New Units are issued under the Equity Fund Raising (the "**Advanced Distribution**") which is on or around 26 March 2007. The Manager had, on 8 March 2007, announced that the books closure date for the Advanced Distribution is 5.00 p.m. on 23 March 2007. The estimated quantum of the distribution per Existing Unit under the Advanced Distribution will be between 1.50 cents and 1.55 cents. The actual quantum of the distribution per Existing Unit under the Advanced Distribution will be announced after the management accounts of ART for the relevant period has been finalised.

The New Units will, upon issue, rank *pari passu* in all respects with the Units in issue on the day immediately prior to the date on which the New Units are issued, which is on or around 26 March 2007, including the right to any distributions which may be paid for the period from the day the New Units are issued to 30 June 2007 as well as all distributions thereafter.

For the avoidance of doubt, the New Units will not be entitled to participate in the Advanced Distribution.

Listing of the New Units

The expected date and time of listing of the New Units on the SGX-ST is at 9.00 a.m. on 26 March 2007.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 12 March 2007

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the OIS. Words and expressions not defined in this Announcement have the same meaning as defined in the OIS unless the context requires otherwise.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to ART or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the units in ART.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, DBS Bank and JPMorgan to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in ART.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

STRIKING-OFF OF INDIRECT WHOLLY-OWNED SUBSIDIARY, AUST HOLDINGS LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Aust Holdings Ltd ("Aust Holdings"), had upon its application and as subsequently notified in the Government Gazette notification dated 9 March 2007, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 6 March 2007.

The above striking-off of Aust Holdings is not expected to have any material impact on the net tangible asset or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 March 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Mar-2007 07:56:21
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Offer and placement of 105,262,528 new units in Ascott Residence Trust
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has on 12 March 2007 issued an announcement and a news release on the above matter, as attached for information.
Attachments:	ART.PR.PrivatePlacement.12Mar07.pdf ART.IssuePriceDetermination.12Mar07.pdf Total size = **149K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

OFFER AND PLACEMENT OF 105,262,528 NEW UNITS (THE "NEW UNITS") IN ASCOTT RESIDENCE TRUST ("ART") BY WAY OF:

(I) A NON-RENOUNCEABLE PREFERENTIAL OFFERING OF 49,940,088 NEW UNITS AT AN ISSUE PRICE OF S$1.88 PER NEW UNIT (THE "PREFERENTIAL OFFERING ISSUE PRICE") OF ONE NEW UNIT FOR EVERY 10 EXISTING UNITS IN ART (THE "UNITS") HELD AS AT 5.00 P.M. ON 8 MARCH 2007 (FRACTIONS OF A UNIT TO BE DISREGARDED AND SUBJECT TO THE ROUNDING MECHANISM (AS DEFINED IN THE OFFER INFORMATION STATEMENT LODGED WITH THE MONETARY AUTHORITY OF SINGAPORE (THE "MAS") ON 12 MARCH 2007 (THE "OIS")) TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE OIS);

(II) AN ATM OFFERING OF 8,000,000 NEW UNITS AT AN ISSUE PRICE OF S$1.90 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD ("DBS BANK") (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PLACEMENT OF 47,322,440 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"),

(COLLECTIVELY, THE "EQUITY FUND RAISING").

In relation to the preferential offering by The Ascott Group Limited of units of ART, JPMorgan acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Close of book of orders for Private Placement and determination of ATM and Placement Issue Price and Preferential Offering Issue Price

Further to its earlier announcement today on the launch of the Equity Fund Raising, Ascott Residence Trust Management Limited, as manager of ART (the "**Manager**"), wishes to announce that due to over-subscription by institutional and other investors, DBS Bank and J.P. Morgan (S.E.A.) Limited ("**JPMorgan**") (together, the "**Joint Lead Managers, Bookrunners and Underwriters**"), in consultation with the Manager, have decided to close the book of orders for the Private Placement at 5.00 p.m. this evening.

The ATM and Placement Issue Price has been fixed at S$1.90 per New Unit and the Preferential Offering Issue Price has been fixed at S$1.88 per New Unit, as determined by the Joint Lead Managers, Bookrunners and Underwriters, with the agreement of the Manager, after an accelerated book-building process. At such issue prices, 32,008,014 New Units are available for subscription under the Private Placement excluding the 15,314,426 New Units subscribed by The Ascott Group Limited ("**TAG**") and its subsidiaries (the "**Ascott Group**") under the Private Placement to maintain the Ascott Group's pre-placement unitholding, in percentage terms, in ART.

Based on 32,008,014 New Units available for subscription under the Private Placement, the indications of interest received by the Manager for the New Units at S$1.90 per New Unit (being the ATM and Placement Issue Price) under the Private Placement is more than 15 times the number of New Units available for subscription under the Private Placement.

The ATM and Placement Issue Price represents a discount of approximately 7.4 percent to the volume weighted average price for trades done on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") for 9 March 2007, being the full market day immediately preceding the lodgment of the OIS on 12 March 2007 and approximately 0.5 percent premium to the volume weighted average price for trades done for the five market days preceding 12 March 2007. The Preferential Offering Issue Price represents a further discount of two cents from the ATM and Placement Issue Price.

The ATM Offering to retail investors in Singapore on a "first-come, first served" basis will open for application at 10.00 a.m. tomorrow (13 March 2007) and will close at 5.00 p.m. on the same day, subject to an earlier closure, at the discretion of the Joint Lead Managers, Bookrunners and Underwriters, in consultation with the Manager, in the event that New Units under the ATM Offering are fully taken up.

In addition to accepting their provisional allocations of New Units under the Preferential Offering, Singapore Registered Unitholders (except for Restricted Placees but not including Directors[1] and their immediate family members[2]) may also apply for New Units under the ATM Offering.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 12 March 2007

Note:

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the OIS. Words and expressions not defined in this Announcement have the same meaning as defined in the OIS unless the context requires otherwise.

The OIS is available on the website of ART at <www.ascottreit.com> and may be accessed online at the website of the MAS at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of the OIS. The availability of the OIS on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of ART. A potential investor should read the OIS before deciding whether to subscribe for or purchase the New Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public

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1 **"Restricted Placees"** means (a) the Directors, and Substantial Unitholders; (b) the spouse, children, adopted children, step-children, siblings and parents of (i) the Directors and (ii) Substantial Unitholders; (c) substantial shareholders, related companies (as defined in Section 6 of the Companies Act, Chapter 50 of Singapore), associated companies and sister companies of the Substantial Unitholders; (d) corporations in which the Directors and the Substantial Unitholders have an aggregate interest of at least 10.0 percent; and (e) any person who, in the opinion of the SGX-ST, falls within categories (a) to (d).

2 This means the spouse, children, adopted children, step-children, siblings and parents of the Directors.

offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to ART or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, DBS Bank and JPMorgan to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in ART.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

FOR IMMEDIATE RELEASE

ASCOTT RESIDENCE TRUST

NEWS RELEASE

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

ASCOTT RESIDENCE TRUST'S PRIVATE PLACEMENT OF NEW UNITS MORE THAN 15 TIMES SUBSCRIBED

ATM Offering to Retail Investors Opens Tomorrow

Singapore, 12 March 2007 – Ascott Residence Trust Management Limited (ARTML), the manager of Ascott Residence Trust (ART), is pleased to announce that the private placement (the "Private Placement") of 47,322,440 new units in ART (the "New Units") launched on 12 March 2007 to institutional and other investors was more than 15 times subscribed at the close of the accelerated book-building exercise at 5.00pm on the same day. The New Units were allocated to about 80 institutional and other investors from Asia, Australia, Europe and the Gulf region.

As a result of the strong demand, ARTML, together with DBS Bank Ltd and J.P. Morgan (S.E.A.) Limited, the joint lead managers, bookrunners and underwriters, have decided to offer the New Units at an issue price[1] of S$1.90 per New Unit (the "ATM and Placement Issue Price") under the Private Placement and the ATM offering (the "ATM Offering"). Existing Singapore Registered Unitholders[2] of ART subscribing for New Units under the preferential offering (the "Preferential Offering") will enjoy an issue price[3] of S$1.88 per New Unit.

The Private Placement, Preferential Offering and ATM Offering are part of an equity fund raising exercise (the "Equity Fund Raising") by ART to raise gross proceeds of approximately S$199.0 million to part finance and re-finance the acquisition of five properties in Australia, Japan, the Philippines and Vietnam.

1) Preferential Offering

Under the Preferential Offering, Singapore Registered Unitholders will be offered, on a non-renounceable basis, one New Unit for every 10 Existing Units[4] held on 8 March 2007 at 5.00pm and subject to the rounding mechanism as described in the offer information statement lodged with the Monetary Authority of Singapore on 12 March 2007 (the "Offer Information Statement"). 49,940,088 New Units are offered to Singapore Registered Unitholders under the Preferential Offering.

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[1] This represents a discount of approximately 7.4 percent to the volume weighted average price for the trades done on the Singapore Exchange Securities Trading Limited (the "SGX-ST") on 9 March 2007.

[2] "Singapore Registered Unitholders" as defined in the Offer Information Statement.

[3] This represents a further discount of two cents from the ATM and Placement Issue Price.

[4] "Existing Units" means the outstanding Units in issue on the day immediately prior to the date on which the New Units are issued.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

The Preferential Offering will open on 14 March 2007, at 9.00am, and will close[5] on 20 March 2007. Singapore Registered Unitholders can accept their provisional allocations of New Units under the Preferential Offering in full or in part. No application for excess New Units will be permitted. In addition to accepting their provisional allocations of New Units under the Preferential Offering, Singapore Registered Unitholders[6] may also apply for New Units under the ATM Offering.

2) **ATM Offering**

The ATM Offering to retail investors in Singapore through the automated teller machines (ATMs) of DBS Bank Ltd (including POSB) on a "first-come, first-served" basis will open on 13 March 2007, at 10.00am, and will close at 5.00pm on the same day (subject to earlier closure upon full subscription). The ATM Offering is subject to a maximum of 50,000 New Units per applicant. 8,000,000 New Units are available under the ATM Offering. Details of the ATM Offering are set out below and in the OIS.

ARTML's Chairman, Mr Lim Jit Poh said, "The overwhelming response from many institutional and other investors from Asia, Australia, Europe and the Gulf region demonstrates investor confidence in Ascott Residence Trust to continue growing both organically and through acquisitions of quality serviced residence properties. This has enabled us to achieve an issue price for the private placement tranche which is at an approximate 0.5 percent premium to the volume weighted average price for trades done for the five market days preceding 12 March 2007."

Mr Chong Kee Hiong, ARTML's Chief Executive Officer said, "The Equity Fund Raising exercise has enabled ART to increase its free float and improve trading liquidity. This Equity Fund Raising exercise has broadened our investor base to include more retail and institutional investors."

Upon completion of the acquisitions and the Equity Fund Raising, unitholders can expect a higher annualised distribution per unit[7] (DPU) of 7.28 cents in 2007. This is a 11.5 percent increase over the annualised forecast DPU[8] of 6.53 cents in 2007 for the 14 properties in ART's portfolio prior to the acquisition.

In conjunction with the Equity Fund Raising, ARTML intends to declare, in lieu of the scheduled distribution for ART's distributable income for the period 1 January 2007 to 30 June 2007 for the Existing Units, a distribution of ART's distributable income for the period from 1 January 2007 to and including the day immediately prior

[5] The Preferential Offering will close at 4.45pm for acceptances made through Acceptance Forms (as defined in the Offer Information Statement), and at 9.30pm for acceptances made through an ATM of a Participating Bank (as defined in the Offer Information Statement).

[6] Except for Restricted Placees but not including Directors and their immediate family members (as defined in the Offer Information Statement).

[7] Based on the weighted issue price of S$1.891 per New Unit and that 105.3 million New Units are issued under the Equity Fund Raising, as well as other assumptions and the sensitivity analysis set out in the Offer Information Statement. Annualised DPU is based on the nine-month period ending 31 December 2007.

[8] Annualised DPU is based on the nine-month period ending 31 December 2007.

to the date on which the New Units are issued (the "Advanced Distribution"). The next distribution following the Advanced Distribution will comprise ART's distributable income for the period from the day that the New Units are issued to 30 June 2007. Semi-annual distributions will resume thereafter.

The books closure date for the Advanced Distribution is 23 March 2007 at 5.00 p.m. The estimated quantum of the distribution per Existing Unit under the Advanced Distribution will be between 1.50 cents and 1.55 cents, and the actual quantum will be announced in due course.

The New Units are expected to commence trading on the existing ART stock counter on the SGX-ST on 26 March 2007 at 9.00 a.m.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first Pan-Asian serviced residence real estate investment trust, and was established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisitions, ART's portfolio will expand to S$1.2 billion, comprising 18 properties with 2,904 units in ten cities across seven countries.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the Main Board of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator outside the United States, with about 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Sonia Meyer, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Sandy Leng, Investor Relations and Communications
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

IMPORTANT NOTICE

This press release is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units. This press release is qualified in its entirety by, and should be read in conjunction with the full text of the Offer Information Statement. Terms not defined in this press release adopt the meanings in the Offer Information Statement.

An electronic copy of the Offer Information Statement is available on ART's website at <www.ascottreit.com> and on the website of the MAS at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of the Offer Information Statement. The availability of the Offer Information Statement on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of ART. A potential investor should read the Offer Information Statement before deciding whether to subscribe for or purchase the New Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, ARTML (the "Manager"), or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This press release may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this press release or any other material relating to ART or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this press release nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this press release should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

The distribution of this press release and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this press release and/or its accompanying documents are required by the Manager, DBS Bank Ltd and J.P. Morgan (S.E.A.) Limited to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in ART.

Neither this press release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Mar-2007 13:31:38
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Offer and placement of 105,262,528 new units in Ascott Residence Trust - Close of ATM Offering

Description

CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement and a news release on the above matter, as attached for information.

Attachments:

ARTnewsrelease.13Mar07.pdf

ARTannc.SGX.CloseofATM.13Mar07.pdf

Total size = **248K**
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ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

OFFER AND PLACEMENT OF 105,262,528 NEW UNITS (THE "NEW UNITS") IN ASCOTT RESIDENCE TRUST ("ART") BY WAY OF:

(I) A NON-RENOUNCEABLE PREFERENTIAL OFFERING OF 49,940,088 NEW UNITS AT AN ISSUE PRICE OF S$1.88 PER NEW UNIT OF ONE NEW UNIT FOR EVERY 10 EXISTING UNITS IN ART (THE "UNITS"') HELD AS AT 5.00 P.M. ON 8 MARCH 2007 (FRACTIONS OF A UNIT TO BE DISREGARDED AND SUBJECT TO THE ROUNDING MECHANISM (AS DEFINED IN THE OFFER INFORMATION STATEMENT LODGED WITH THE MONETARY AUTHORITY ("MAS") OF SINGAPORE ON 12 MARCH 2007 (THE "OIS")) TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE OIS) (THE "PREFERENTIAL OFFERING");

(II) AN ATM OFFERING OF 8,000,000 NEW UNITS AT AN ISSUE PRICE OF S$1.90 PER NEW UNIT TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PLACEMENT OF 47,322,440 NEW UNITS AT AN ISSUE PRICE OF S$1.90 PER NEW UNIT TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"),

(COLLECTIVELY, THE "EQUITY FUND RAISING").

In relation to the preferential offering by The Ascott Group Limited of Units, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Close of ATM Offering

Following its announcement on 12 March 2007 on the launch of the Equity Fund Raising and the close of the book of orders for the Private Placement, the Board of Directors of Ascott Residence Trust Management Limited, as manager of ART (the "**Manager**"), is pleased to announce that all 8,000,000 New Units under the ATM Offering were fully taken up after the opening of the ATM Offering at 10.00 a.m. today. Accordingly, the ATM Offering is closed.

The Preferential Offering will open tomorrow (14 March 2007) at 9.00 a.m. Singapore Registered Unitholders[1] may accept their provisional allocations of New Units under the Preferential Offering until 20 March 2007 4.45 p.m. (for acceptances effected through an Acceptance Form (as defined in the OIS)) or 9.30 p.m. (for acceptances through an ATM of a Participating Bank (as defined in the OIS)).

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 12 March 2007

This Announcement is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units. This Announcement is qualified in its entirety by, and should be read in conjunction with the full text of the OIS. Words and expressions not defined in this Announcement have the same meaning as defined in the OIS unless the context requires otherwise

The OIS is available on the website of ART at <www.ascottreit.com> and may be accessed online at the website of the Monetary Authority of Singapore (the "**MAS**") at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of the OIS. The availability of the OIS on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of ART. A potential investor should read the OIS before deciding whether to subscribe for or purchase the New Units.

---

1 "**Singapore Registered Unitholders**" means Unitholders as at the Preferential Offering Books Closure Date other than those whose registered addresses with The Central Depository (Pte) Limited (the "**CDP**") are outside Singapore, and who have not, at least five Market Days prior to the Preferential Offering Books Closure Date, provided CDP with addresses in Singapore for the service of notices and documents. "**Preferential Offering Books Closure Date**" means the date on which the Transfer Books and Register of Unitholders will be closed to determine the provisional allocations of Singapore Registered Unitholders under the Preferential Offering, and "**Market Day**" means a day on which the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") is open for trading in securities.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of ART may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to ART or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, DBS Bank Ltd and J.P. Morgan (S.E.A.) Limited to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in ART.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

FOR IMMEDIATE RELEASE

ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE
TRUST MANAGEMENT
LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

NEWS RELEASE

ASCOTT RESIDENCE TRUST'S ATM OFFERING OF NEW UNITS FULLY SUBSCRIBED

Singapore, 13 March 2007 – Ascott Residence Trust Management Limited (ARTML), the manager of Ascott Residence Trust (ART), is pleased to announce that the ATM offering (the "ATM Offering") of 8,000,000 new units in ART (the "New Units") at an issue price[1] of S$1.90 per New Unit (the "ATM and Placement Issue Price") to retail investors in Singapore was fully subscribed.

The ATM Offering had opened on 13 March 2007, at 10.00am, on a "first-come, first-served" basis. ART announced yesterday that the private placement of 47,322,440 New Units launched on 12 March 2007 to institutional and other investors (the "Private Placement") was more than 15 times subscribed at the close of the accelerated book-building exercise on the same day.

ART is raising gross proceeds of approximately S$199.0 million to part finance and re-finance the acquisition of five properties in Australia, Japan, the Philippines and Vietnam. The Equity Fund Raising consists of a Private Placement, an ATM Offering and a preferential offering (the "Preferential Offering").

Singapore Registered Unitholders[2] can still subscribe for New Units under the Preferential Offering, which opens on 14 March 2007, at 9.00am, and will close[3] on 20 March 2007. They will be offered, on a non-renounceable basis, one New Unit for every 10 Existing Units[4] held on 8 March 2007 at 5.00pm and subject to the rounding mechanism as described in the offer information statement lodged with the Monetary Authority of Singapore on 12 March 2007 (the "Offer Information Statement"), at an issue price[5] of S$1.88 per New Unit.

49,940,088 New Units are offered to Singapore Registered Unitholders under the Preferential Offering. Singapore Registered Unitholders can accept their provisional allocations of New Units under the Preferential Offering in full or in part. No application for excess New Units will be permitted.

---

[1] This represents a discount of approximately 7.4 percent to the volume weighted average price for the trades done on the Singapore Exchange Securities Trading Limited (the "SGX-ST") on 9 March 2007.

[2] "Singapore Registered Unitholders" as defined in the Offer Information Statement.

[3] The Preferential Offering will close at 4.45pm for acceptances made through Acceptance Forms (as defined in the Offer Information Statement) and at 9.30pm for acceptances made through an ATM of a Participating Bank (as defined in the Offer Information Statement).

[4] "Existing Units" means the outstanding Units in issue on the day immediately prior to the date on which the New Units are issued.

[5] This represents a further discount of two cents from the ATM and Placement Issue Price.

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Mr Chong Kee Hiong, ARTML's Chief Executive Officer said, "We are pleased that the ATM Offering of 8 million New Units was fully taken up, as this demonstrates that retail investors have endorsed our latest acquisitions and equity fund raising exercise. ART will continue to pursue its proven acquisition strategy of acquiring yield-accretive assets in the Pan-Asian region to achieve our target portfolio value of about S$2 billion by end-2008."

Upon completion of the acquisitions and the Equity Fund Raising, unitholders can expect a higher annualised distribution per unit[6] (DPU) of 7.28 cents in 2007. This is a 11.5 percent increase over the annualised forecast DPU[7] of 6.53 cents in 2007 for the 14 properties in ART's portfolio prior to the acquisition.

In conjunction with the Equity Fund Raising, ARTML intends to declare, in lieu of the scheduled distribution for ART's distributable income for the period 1 January 2007 to 30 June 2007 for the Existing Units, a distribution of ART's distributable income for the period from 1 January 2007 to and including the day immediately prior to the date on which the New Units are issued (the "Advanced Distribution"). The next distribution following the Advanced Distribution will comprise ART's distributable income for the period from the day that the New Units are issued to 30 June 2007. Semi-annual distributions will resume thereafter.

The books closure date for the Advanced Distribution is 23 March 2007 at 5.00 p.m. The estimated quantum of the distribution per Existing Unit under the Advanced Distribution will be between 1.50 cents and 1.55 cents, and the actual quantum will be announced in due course.

The New Units are expected to commence trading on the existing ART stock counter on the SGX-ST on 26 March 2007 at 9.00 a.m.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first Pan-Asian serviced residence real estate investment trust, and was established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the Pan-Asian Region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisitions, ART's portfolio will expand to S$1.2 billion, comprising 18 properties with 2,904 units in ten cities across seven countries.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited

[6] Based on the weighted issue price of S$1.891 per New Unit and that 105.3 million New Units are issued under the Equity Fund Raising, as well as other assumptions and the sensitivity analysis set out in the Offer Information Statement. Annualised DPU is based on the nine-month period ending 31 December 2007.

[7] Annualised DPU is based on the nine-month period ending 31 December 2007.

(Ascott). Listed on the Main Board of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator outside the United States, with about 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com/

For more information, please contact:

Sonia Meyer, Investor Relations and Communications
Tel: (65) 6389 9310 Hp: (65) 9724 8748 Email: sonia.meyer@the-ascott.com

Sandy Leng, Investor Relations and Communications
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

IMPORTANT NOTICE

This press release is for information purposes only and does not, constitute an invitation or offer to acquire, purchase or subscribe for Units. This press release is qualified in its entirety by, and should be read in conjunction with the full text of the Offer Information Statement. Terms not defined in this press release adopt the meanings in the Offer Information Statement.

An electronic copy of the Offer Information Statement is available on ART's website at <www.ascottreit.com> and on the website of the MAS at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of the Offer Information Statement. The availability of the Offer Information Statement on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of ART. A potential investor should read the Offer Information Statement before deciding whether to subscribe for or purchase the New Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, ARTML (the "Manager"), or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders in ART (the "Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This press release may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this press release or any other material relating to ART or the New Units in any jurisdiction where action for that purpose is required. The

New Units may not be offered or sold, directly or indirectly and neither this press release nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this press release should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units.

The distribution of this press release and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this press release and/or its accompanying documents are required by the Manager, DBS Bank Ltd and J.P. Morgan (S.E.A.) Limited to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in ART.

Neither this press release, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Mar-2007 13:33:39
Announcement No.	00036

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Request for Lifting of Trading Halt by Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.LiftingofTradingHalt.13Mar07.pdf Total size = **73K** (2048K size limit recommended)

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Request for Lifting of Trading Halt
* Asterisks denote mandatory information

Name of Announcer *	ASCOTT RESIDENCE TRUST
Company Registration No.	200516209Z
Announcement submitted on behalf of	ASCOTT RESIDENCE TRUST
Announcement is submitted with respect to *	ASCOTT RESIDENCE TRUST
Announcement is submitted by *	Doreen Nah
Designation *	Company Secretary
Date & Time of Broadcast	13-Mar-2007 12:58:27
Announcement No.	00034

>> Announcement Details
The details of the announcement start here ...

Date of Lifting of Trading Halt *	13-03-2007
Time of Lifting of Trading Halt *	1400 hours

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ACQUISITION OF A ONE-THIRD STAKE IN EAST ASIA SATELLITE TELEVISION (HOLDINGS) LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Integrated Resorts Pte. Ltd. had on 12 March 2007 acquired (the "Acquisition") from eSun Holdings Limited ("eSun") a one-third stake (comprising 100 ordinary shares of US$1 each) in the issued share capital of East Asia Satellite Television (Holdings) Limited ("EAST") for a cash consideration of HK$658.8 million (approximately (S$129 million) (the "Consideration").

EAST, a company incorporated in the British Virgin Islands, holds a 60% stake in Cyber One Agents Limited ("Cyber One"), another company incorporated in the British Virgin Islands. Cyber One, through a wholly-owned subsidiary incorporated in Macau, Special Administrative Region, owns a parcel of land in Cotai, Macau, measuring approximately 1.4 million square feet on which Cyber One intends to develop a prime integrated leisure and entertainment centre to be named Macao Studio City. The Acquisition gives CapitaLand an effective 20% strategic interest in Macao Studio City. The remaining interests are held by eSun (40%) and New Cotai LLC (40%), parties unrelated to CapitaLand.

The Consideration was arrived at on a willing-buyer willing-seller basis, taking into account, the adjusted consolidated net tangible asset value of EAST of approximately HK$1.9 billion (approximately S$369 million) based on the management accounts as at 31 December 2006. Apart from the Consideration, CapitaLand has also paid a sum of US$20 million (approximately S$31 million) in cash to eSun as reimbursement for one-third of the US$60 million (approximately S$92 million) working capital contributions previously advanced to Cyber One.

Following the Acquisition, EAST has become an indirect associated company of CapitaLand.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
13 March 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF SOMERSET LAND PTE LTD AND SOMERSET CAPITAL PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiaries, Somerset Land Pte Ltd ("SLPL") and Somerset Capital Pte Ltd ("SCPL"), have increased their issued and paid-up share capital (the "Share Increases") as follows:

(a) SLPL – Increased from S$2 to S$67,000,000 by an allotment and issue of an additional 66,999,998 ordinary shares to CapitaLand for a consideration of S$66,999,998 by capitalising the shareholder's loan owing by SLPL to CapitaLand; and

(b) SCPL – Increased from S$2 to S$143,000,000 by an allotment and issue of an additional 142,999,998 ordinary shares to CapitaLand for a consideration of S$142,999,998 by capitalising the shareholder's loan owing by SCPL to CapitaLand.

Following the Share Increases, the issued and paid-up share capital of SLPL and SCPL are S$67,000,000 (comprising 67,000,000 ordinary shares) and S$143,000,000 (comprising 143,000,000 ordinary shares), respectively.

The above transactions are not expected to have any material impact on the net tangible assets per share or the earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
13 March 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PLACEMENT OF 100 MILLION UNITS IN ASCOTT RESIDENCE TRUST

CapitaLand Limited ("CapitaLand") wishes to announce that it, together with its wholly-owned subsidiaries, pFission Pte Ltd and Somerset Capital Pte Ltd (collectively, the "Sellers"), had on 13 March 2007 entered into a placement agreement (the "Placement Agreement") with J.P. Morgan (S.E.A.) Limited ("JPMorgan"). Pursuant to the Placement Agreement, the Sellers agreed to place out (the "Placement") in aggregate 100 million units in issue (the "Sale Units") in Ascott Residence Trust ("ART") for a cash consideration of S$1.90 per Sale Unit (the "Consideration") and JPMorgan agreed to purchase or procure purchasers for the Sale Units.

The Consideration represents a 0.85% discount to the volume weighted average price of ART units for the five market days on which trades in ART units were done up to 13 March 2007 after adjusting for the Advanced Distribution[1] and was arrived at on a willing-buyer and willing-seller basis. The book value of the Sale Units based on the management accounts as at 31 December 2006 was S$140.1 million.

The Placement is expected to be completed on 26 March 2007 (the "Completion"). Upon Completion and subsequent to the equity fund raising exercise of ART which is expected to be completed on 26 March 2007, CapitaLand's effective interest in ART will be reduced to 37.3%, and ART will become an associate of CapitaLand. CapitaLand has also agreed to a 90-day lock up of its remaining stake in ART.

The Placement is expected to contribute approximately S$30.3 million to the PATMI[2] of CapitaLand Group.

[1] The Advanced Distribution is the advanced distribution of distributable income of ART for the period from 1 January 2007 to the day immediately preceding the date on which new units of ART are issued pursuant to its equity fund raising exercise and is estimated to be approximately 1.50 Singapore cents.

[2] PATMI is the net profit after tax attributable to shareholders.

Based on the unaudited consolidated financial statements of CapitaLand for the financial year ended 31 December 2006:

(i) assuming that the Placement was effected on 1 January 2006, the financial impact on CapitaLand's earnings per share for the year ended 31 December 2006 is not material; and

(ii) assuming that the Placement was effected on 31 December 2006, the financial impact on CapitaLand's net tangible assets per share is not material.

Save for Liew Mun Leong, Richard Edward Hale and Lim Chin Beng who each has interests in the units in ART, none of the Directors and the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
14 March 2007

CapitaLand

For Immediate Release
14 March 2007

NEWS RELEASE

PLACEMENT OF 100 MILLION ASCOTT RESIDENCE TRUST UNITS

Enhancing free float through high quality global investors

Singapore, 14 March 2007 – CapitaLand Limited wishes to announce that it has placed out 100 million units of Ascott Residence Trust ("ART") in a placement exercise ("Placement") launched and closed after trading hours on 13 March 2007. The placement exercise was undertaken in response to the overwhelming demand for ART's Equity Fund Raising exercise. To satisfy institutional investors' increased demand for units in ART, CapitaLand decided to place out additional units. The Placement, conducted by J. P. Morgan (S.E.A.) Limited, was made to a small group of high quality, long term institutional investors. The Placement was very well received.

The Placement size represents approximately 16.5% of the enlarged number of outstanding units of ART post the Equity Fund Raising. Taken together with The Ascott Group's own 27.7% holding in ART, the CapitaLand Group's effective interest in ART will be 37.3% after the Placement and the Equity Fund Raising.

The Placement was priced at S$1.90 per unit which is the same price at which the ATM and placement tranche of ART's Equity Fund Raising was set. The price of S$1.90 per unit represents a discount of 0.85% to the volume weighted average price of ART units for the five market days on which trades in ART units were done up to 13 March 2007 after adjusting for the Advanced Distribution[1].

[1] The Advanced Distribution is the advanced distribution of distributable income of ART for the period from 1 January 2007 to the day immediately preceding the date on which new units of ART are issued pursuant to its equity fund raising exercise and is estimated to be approximately 1.50 Singapore cents.

The Placement achieves the following objectives for the CapitaLand Group:

(a) Improves the liquidity and free float of ART;

(b) Broadens ART's unitholder base; and

(c) Unlocks value for CapitaLand shareholders.

In addition, CapitaLand expects to recognise a gain of S$30.3 million upon completion of the Placement which is expected to take place on 26 March 2007 upon which ART will become an associate of CapitaLand.

J. P. Morgan (S.E.A.) Limited acted as Sole Bookrunner for the Placement.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: CapitaLand Limited (Co. Regn: 198900036N)
Date: 14 March 2007

For more information, please contact:

Analyst contact:
Jonathan Kuah,
Investor Relations
Tel: +65 6823 3253
Email: jonathan.kuah@capitaland.com.sg

Media contact:
Mok Lai Siong,
Corporate Communications
Tel: +65 6823 3543
Email: mok.laisiong@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES P1-S-0002L ISSUED UNDER CAPITALAND TREASURY LIMITED'S S$3 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following interest payment in respect of the S$120 Million Floating Rates Notes Due 2011 (the "Series P1-S-0002L Notes") issued under the S$3 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, CapitaLand Treasury Limited:

Principal Amount of Notes	: S$120 Million
Interest Period	: From 15 September 2006 to 15 March 2007
Interest Rate	: 4.08501% per annum
Interest Amount	: S$5,064.29 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	: 15 March 2007
Paying Agent	: Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Low Sai Choy
Company Secretary
15 March 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE OF INTEREST IN CAPITARETAIL JAPAN FUND PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail Japan Investments Pte Ltd ("CRJI"), has today purchased (the "Purchase") 5,038 redeemable preference shares (the "Shares") in the share capital of CapitaRetail Japan Fund Private Limited (the "Fund") from ING Asia Private Bank Limited ("ING") at a total cash consideration of JPY569,260,134 (approximately S$7.34 million) (the "Consideration").

The Consideration was arrived at on a willing-buyer willing-seller basis, taking into account the value of the underlying investments of the Fund. The net tangible asset value of the Shares was approximately JPY550 million (S$7.09 million) based on the management accounts as at 31 December 2006.

Together with the Purchase, ING has also novated to CRJI its rights and obligations to subscribe for a further 10,986 redeemable preference shares ("RPS") in the share capital of the Fund at a subscription price of JPY100,000 (approximately S$1,289) each.

CapitaLand's indirect interest in the Fund has increased from 22.66% (comprising 31,436 RPS) to 26.29% (comprising 36,474 RPS) following the Purchase. The remaining 73.71% interest in the Fund is held by parties unrelated to CapitaLand.

The Fund is a closed-end private investment company providing institutional investors with an opportunity to invest in retail properties in Japan.

The transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
15 March 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	15-Mar-2007 19:40:47
Announcement No.	00171

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Establishment of indirectly wholly owned subsidiaries and Acquisition of subsidiaries
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matters, as attached for information.
Attachments:	Ascott.Establishment.of.Subsidiaries.15Mar07.pdf Ascott.Acquisition.of.Subsidiaries.15Mar07.pdf Total size = **50K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECTLY WHOLLY OWNED SUBSIDIARIES

The Board of Directors of The Ascott Group Limited wishes to announce the establishment of the following indirectly wholly owned subsidiaries:-

A. Ascott Holding (China) Limited

Country of Incorporation	:	British Virgin Islands
Principal Activity	:	Investment Holding
Issued and Paid-up Share Capital	:	US$1.00

B. Ascott Investment Group Holdings Ltd

Country of Incorporation	:	British Virgin Islands
Principal Activity	:	Investment Holding
Issued and Paid-up Share Capital	:	US$1.00

C. Citadines Shinjuku (S) Pte. Ltd.

Country of Incorporation	:	Singapore
Principal Activity	:	Investment Holding
Issued and Paid-up Share Capital	:	S$1.00

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries

15 March 2007

THE ASCOTT GROUP LIMITED

(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

ACQUISITION OF SUBSIDIARIES
- GAIN MARK PROPERTIES (SHANGHAI) LTD
- MERIT POINT INVESTMENTS LIMITED

The Board of Directors of The Ascott Group Limited ("**Ascott**") wishes to announce that Ascott has today acquired indirectly 100 percent of the registered capital in Gain Mark Properties (Shanghai) Ltd ("Gain Mark"), which in turn owns Ying Biao Garden Serviced Apartment. Gain Mark, a company incorporated as a foreign enterprise in the People's Republic of China with a registered capital of US$8.4 million (or S$12.9 million[1]) is wholly owned by Merit Point Investments Limited ("**Merit Point**"), a company established in Hong Kong, the Special Administrative Region of the People's Republic of China.

The said acquisition was made through Ascott Holding (China) Limited, an indirect wholly owned subsidiary of Ascott, which acquired 100 percent of the issued shares of Merit Point at a purchase consideration of US$18.24 million, which is equivalent to S$28.09 million[1] ("Purchase Consideration"). The Purchase Consideration is satisfied fully in cash and is arrived at on a willing buyer-willing seller basis.

The underlying acquired property, Ying Biao Garden Serviced Apartment, is located at Lane 450, Hong Feng Road, Jin Qiao Export Processing Zone, Pudong, Shanghai 201206, PRC, and comprises one block of 8-storey serviced apartments and seven blocks of 4-storey semi-detached houses with a total gross floor area of 16,072.13 square meters. The property will be refurbished and rebranded as Citadines Shanghai Biyun and will have 182 serviced residence units after the reconfiguration. The land site has an approved grant for residential use with tenure of 70 years from 1 December 1994.

By Order of the Board
Hazel Chew/Doreen Nah
Joint Company Secretaries

Singapore, 15 March 2007

Note: The exchange rate used in this Announcement is as follows: US$1 = S$1.54

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Mar-2007 19:25:48
Announcement No.	00101

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News release by CapitaLand Limited's associated company, Orchard Turn Residential Development Pte Ltd - "The Orchard Residences Achieves Record Pricing of over $4,000 per square foot in Singapore"
Description	CapitaLand Limited's associated company, Orchard Turn Residential Development Pte Ltd, has today issued a news release on the above matter, as attached for information.
Attachments:	Newsrelease.21Mar2007.pdf Total size = **1266K** (2048K size limit recommended)

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Orchard Turn Residential Development Pte Ltd
(A joint venture company between
CapitaLand & Sun Hung Kai Properties)

350 Orchard Road Show House
#19-08 Singapore 238868
T 65 6838 6520 F 65 6732 3966

Project Office #19-05 Show House
T 65 6838 7360 F 65 6836 9108
Registration No. 200517743N

The Orchard
residences

NEWS RELEASE

For Immediate Release

The Orchard Residences Achieves Record Pricing of Over $4,000 per square foot in Singapore

More than 50% of Phase 1 sold through referrals from business associates and partners

Wednesday, 21 March 2007 – The Orchard Residences, the super-luxury residential development situated at the gateway of Orchard Road, one of the world's greatest shopping streets, received very strong response from established high net worth individuals in Singapore and from the region, even before commencement of official marketing activities. The prestigious residential tower, jointly developed by CapitaLand Limited (CapitaLand) and Sun Hung Kai Properties Limited (Sun Hung Kai Properties), also scored another first by achieving a landmark pricing of over S$4,000 per square foot (sq ft) for residential properties in Singapore.

The 56-storey residential tower, standing at a commanding height of 218-metres, enjoys the privileged status of being the tallest development on Orchard Road. Each of the exclusive 175-units offers excellent layout, super luxurious interior furnishings and most exceptionally, spectacular panoramic views of Singapore. The Orchard Residences is part of the iconic integrated

retail cum residential Orchard Turn development, which has already garnered two prominent international awards [Orchard Turn – Winner (Best Architectural Entry) and Winner (Retail Development over 20,000 square metres), Estates Gazette Retail & Future Project Awards, MAPIC 2006].

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "We are extremely pleased to have achieved a record price of over S$4,000 per sq ft for several units at The Orchard Residences in Singapore. Units above the 30th floor have also attained prices of over S$3,200 per sq ft. It is indeed a significant milestone for CapitaLand and Sun Hung Kai Properties, two of Asia's top developers with many highly acclaimed projects under our belts. The strong demand for The Orchard Residences is a strong testament to our property development skillsets to deliver high quality, world-class residential projects in the super-luxury scale."

Mr Raymond Kwok, Vice Chairman and Managing Director of Sun Hung Kai Properties Limited, said, "The milestone pricing achieved for The Orchard Residences is by itself a definitive affirmation of its premier status as the most coveted super-luxury residential address in Singapore. We have received very strong response from Singapore, Asia and international genuine home buyers who wish to stay in the most prime spot on Orchard Road and have purchased The Orchard Residences with a view for long term investment. More than 50% of the units sold under Phase 1 are through internal referrals from business associates and partners. CapitaLand and Sun Hung Kai

Properties are on track to achieve our vision to redefine super-luxury residential living standards in Singapore."

Ms Soon Su Lin, Chief Executive Officer of Orchard Turn Developments Pte Ltd, added, "Our buyers are astute individuals who are confident of the strong investment value of prime real estate in Singapore. They recognise the city's growing stature as a strategic global financial city and investment gateway to the region, and appreciate The Orchard Residences' unique positioning and potential."

Approximately 50% of the 175-units on low, mid and high floors will be released for sale under the initial phase, which is for sale on a by-invitation only basis. The remaining units, together with the Penthouse and Garden units, will be made available for sale at a later date. The Orchard Residences is targeted for completion in late 2009.

About CapitaLand
CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in 20 countries. CapitaLand also leverages on its significant real estate asset

base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

About Sun Hung Kai Properties

Sun Hung Kai is one of Hong Kong's largest property companies, and its core business is in developing all types of projects both for sale and investment. The company has created some of the most memorable icons on the Hong Kong skyline, including International Finance Centre – currently the tallest building in the territory – and it is now developing International Commerce Centre, which will take over as Hong Kong's tallest when it is finished in a few years' time.

The company has built a strong brand name over the decades, along with a reputation for premium quality and comprehensive customer care across the residential, office and retail markets. Sun Hung Kai developments are known for first-class architecture and the highest standards of construction, materials, facilities and service. The company's property development business is supplemented by complementary activities in sectors such as insurance, estate management, hotels and car parks.

For more information, please contact:

The Orchard
residences

CapitaLand Retail Limited (Co. Regn.: 200413169H):

Investor Relations

Ms Tong Ka Pin
Head, Group Investor Relations & Corporate Communications
Direct: (65) 6826 5856
Mobile : (65) 9862 2435
Email: tong.ka-pin@capitaland.com.sg

Orchard Turn Developments Pte Ltd (Co. Regn.: 200603106H):

Ms Mary Felicia Sim
Manager, Marketing Communications
Direct: (65) 6838 6533
Email: maryfelicia.sim@orchardturn.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, 北京凯德嘉茂投资咨询有限公司 CAPITARETAIL (BEIJING) INVESTMENT CONSULTING CO., LTD

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in the People's Republic of China:

Name	:	北京凯德嘉茂投资咨询有限公司 CapitaRetail (Beijing) Investment Consulting Co., Ltd
Principal Activity	:	Management Consultancy
Registered Capital	:	USD300,000

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
22 March 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Mar-2007 18:11:25
Announcement No.	00095

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Completion of the acquisition of the entire issued share capital of Makati Property Ventures Inc
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Annc.CompletionAscottMakati.22Mar07.pdf Total size = **139K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

COMPLETION OF THE ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF MAKATI PROPERTY VENTURES INC.

On 23 November 2006, Ascott Residence Trust Management Limited ("ARTML"), as Manager of Ascott Residence Trust ("ART"), announced that DBS Trustee Limited, as trustee of ART, has entered into a conditional sale and purchase agreement with Ayala Hotels Inc. and Ocmador Philippines, B.V. for the acquisition of 100 percent of the issued shares in Makati Property Ventures Inc ("MPVI"). MPVI is the owner of Oakwood Premier Ayala Centre (to be rebranded as Ascott Makati).

ARTML is pleased to announce that the acquisition of 100 percent of the issued shares in MPVI has been completed today.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore, 22 March 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

CapitaLand

CAPITALAND LIMITED

(Regn. No.: 198900036N)
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the STI Auditorium, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912, on Friday, 27 April 2007 at 10.30 a.m. to transact the following business:

AS ORDINARY BUSINESS

1 To receive and adopt the Directors' Report and Audited Financial Statements for the year ended 31 December 2006 and the Auditors' Report thereon.

2 To declare the following dividends for the year ended 31 December 2006:

(a) a first and final dividend of 7.00 cents per share, of which up to 3.97 cents will be less Singapore income tax at 18% and the balance will be 1-tier; and

(b) a special 1-tier dividend of 5.00 cents per share.

3 To approve Directors' fees of S$1,081,003 for the year ended 31 December 2006. (2005: S$1,072,692)

4 To re-appoint the following Directors, who are retiring under Section 153(6) of the Companies Act, Cap. 50 of Singapore, to hold office from the date of this Annual General Meeting until the next Annual General Meeting:

(i) Dr Hu Tsu Tau
(ii) Mr Hsuan Owyang
(iii) Mr Lim Chin Beng

5 To re-elect the following Directors, who are retiring by rotation pursuant to Article 95 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:

(i) Mr Liew Mun Leong
(ii) Mr Richard Edward Hale
(iii) Mr Peter Seah Lim Huat

6 To re-elect Professor Kenneth Stuart Courtis, a Director, who is retiring pursuant to Article 101 of the Articles of Association of the Company and who, being eligible, offers himself for re-election.

7 To re-appoint Messrs KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.

8 To transact such other ordinary business as may be transacted at an Annual General Meeting of the Company.

AS SPECIAL BUSINESS

9 To consider and, if thought fit, to pass with or without any modification, the following resolutions as Ordinary Resolutions:

9A That pursuant to Section 161 of the Companies Act, Cap. 50 of Singapore, authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed fifty per cent. (50%) of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed twenty per cent. (20%) of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("SGX-ST")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9B That the Directors be and are hereby authorised to:

(a) offer and grant options in accordance with the provisions of the CapitaLand Share Option Plan ("Share Option Plan") and/or to grant awards in accordance with the provisions of the CapitaLand Performance Share Plan ("Performance Share Plan") and/or the CapitaLand Restricted Stock Plan ("Restricted Stock Plan") (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the "Share Plans"); and

(b) allot and issue from time to time such number of shares in the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares in the Company as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

provided that the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed fifteen per cent. (15%) of the total issued shares in the capital of the Company from time to time.

By Order of the Board

Low Sai Choy
Company Secretary

Singapore
23 March 2007

Notes:

A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. Where a member appoints more than one proxy, he shall specify the proportion of his shareholdings to be represented by each proxy. A proxy need not be a member of the Company. The instrument appointing a proxy or proxies must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for holding the Meeting.

Additional information relating to the Notice of Annual General Meeting:

1 In relation to item 2 under the heading "As Ordinary Business", the Company intends to use, to the maximum practicable extent possible, its Section 44A credit balance for the proposed first and final dividend. **Purely for illustrative purposes**, based on the Company's Section 44A credit balance available (which is subject to finalisation by the Inland Revenue Authority of Singapore) as at 31 December 2006 and the number of issued shares in the capital of the Company as at that date, and assuming that there is no change to its Section 44A credit balance and no increase in the number of issued shares between 31 December 2006 and the books closure date (being 5 p.m. on 11 May 2007) for determining entitlements to the above dividend (the "BCD"), the proposed first and final dividend of 7.00 cents per share would comprise:

(i) 3.97 cents per share (less tax at 18%); and
(ii) 3.03 cents per share (one-tier).

The exact amount of the franked and one-tier components of the first and final dividend will be announced by the Company as soon as practicable after the BCD.

2 In relation to items 4(i), (ii) and (iii) under the heading "As Ordinary Business", Dr Hu Tsu Tau will, upon re-appointment, continue to serve as Chairman of Investment Committee; Mr Hsuan Owyang will, upon re-appointment, continue to serve as Chairman of Finance and Budget Committee, Deputy Chairman of Investment Committee, and Member of Executive Resource and Compensation Committee and Nominating Committee; and Mr Lim Chin Beng will, upon re-appointment, continue to serve as Chairman of Executive Resource and Compensation Committee and Nominating Committee. Dr Hu, Mr Owyang and Mr Lim are considered as independent Directors.

3 In relation to items 5(i), (ii) and (iii) under the heading "As Ordinary Business", Mr Liew Mun Leong will, upon re-election, continue to serve as Member of Finance and Budget Committee, Corporate Disclosure Committee, Investment Committee and Nominating Committee; Mr Richard Edward Hale will, upon re-election, continue to serve as Chairman of Audit Committee and Member of Risk Committee; and Mr Peter Seah Lim Huat will, upon re-election, continue to serve as Member of Executive Resource and Compensation Committee and Nominating Committee. Mr Liew is the President and CEO of the Company, Mr Hale is considered as an independent Director while Mr Seah is considered a non-independent Director.

4 In relation to item 6 under the heading "As Ordinary Business", Article 101 of the Company's Articles of Association permits the Directors to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next following Annual General Meeting, and shall then be eligible for re-election. Professor Kenneth Stuart Courtis was appointed on 14 February 2007 and is seeking re-election at the forthcoming Annual General Meeting. Professor Courtis is considered as an independent Director.

5 Ordinary Resolution No. 9A under the heading "Special Business", if passed, will empower the Directors to issue shares in the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments from the date of the Annual General Meeting until the date of the next Annual General Meeting. The aggregate number of shares which the Directors may issue (including shares to be issued pursuant to convertibles) under this Resolution must not exceed fifty per cent. (50%) of the issued shares in the capital of the Company with a sub-limit of twenty per cent. (20%) for issues other than on a *pro rata* basis. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares will be calculated based on the number of issued shares in the capital of the Company at the time that Ordinary Resolution No. 9A is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Ordinary Resolution No. 9A is passed and (b) any subsequent consolidation or subdivision of shares.

6 Ordinary Resolution No. 9B under the heading "Special Business", if passed, will empower the Directors to offer and grant options and/or grant awards under the CapitaLand Share Option Plan, the CapitaLand Performance Share Plan and the CapitaLand Restricted Stock Plan, and to allot and issue shares pursuant to the exercise of such options and/or vesting of such awards, provided that the aggregate number of shares to be issued does not exceed fifteen per cent. (15%) of the issued shares in the capital of the Company from time to time.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
(Regn. No.: 198900036N)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at STI Auditorium, 168 Robinson Road, Level 9, Capital Tower, Singapore 068912, on Friday, 27 April 2007 at 10.45 a.m. (or as soon thereafter as the Annual General Meeting of the Company to be held at 10.30 a.m. on the same day and at the same place is concluded or adjourned) for the purpose of considering and, if thought fit, passing the following Ordinary Resolution:

ORDINARY RESOLUTION
Share Purchase Mandate

That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "Companies Act"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire ordinary shares in the capital of the Company ("Shares") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

   (i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("SGX-ST") and/or any other stock exchange on which the Shares may for the time being be listed and quoted ("Other Exchange"); and/or

   (ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

   and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "Share Purchase Mandate");

(b) unless varied or revoked by the Company in General Meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"Average Closing Price" means the average of the last dealt prices of a Share for the five consecutive Market Days on which the Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five-day period;

"date of the making of the offer" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from shareholders, stating therein the purchase price (which shall not be more than the Maximum Price) for each Share and the relevant terms of the equal access scheme for effecting the off-market purchase;

"Market Day" means a day on which the SGX-ST is open for trading in securities;

"Maximum Limit" means that number of Shares representing 10% of the issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares); and

"Maximum Price" in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(ii) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Low Sai Choy
Company Secretary

Singapore
23 March 2007

Notes:

1 A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. Where a member appoints more than one proxy, he shall specify the proportion of his shareholdings to be represented by each proxy. A proxy need not be a member of the Company.

2 The instrument appointing a proxy or proxies must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting.

3 The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on, *inter alia,* whether the Shares are purchased or acquired out of capital and/or profits of the Company, the aggregate number of Shares purchased or acquired, and the consideration paid at the relevant time. For illustrative purposes only, the financial effects of an assumed purchase or acquisition of 10% of its Shares by the Company as at 6 March 2007, at a purchase price equivalent to the Maximum Price per Share, in the case of a market purchase and an off-market purchase respectively, based on the audited financial statements of the Group and the Company for the financial year ended 31 December 2006 and certain assumptions, are set out in Paragraph 2.7 of the Company's Circular to Shareholders dated 23 March 2007.

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members of the Company will be closed from 14 May 2007 to 16 May 2007 (both dates inclusive) for the purposes of determining shareholders' entitlements to the following proposed dividends for the year ended 31 December 2006:

(a) a first and final dividend of 7.00 cents per share, of which up to 3.97 cents will be less Singapore income tax at 18% and the balance will be 1-tier; and
(b) a special 1-tier dividend of 5.00 cents per share.

Duly completed and stamped transfers in respect of shares not registered in the name of The Central Depository (Pte) Limited, together with all relevant documents of title thereto, received by the Company's Registrar, M & C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 11 May 2007 will be registered before shareholders' entitlements to the proposed dividends are determined.

Shareholders (being depositors) whose securities accounts with The Central Depository (Pte) Limited are credited with shares as at 5.00 p.m. on 11 May 2007 will be entitled to the proposed dividends.

The proposed dividends, if approved by shareholders at the forthcoming Annual General Meeting to be held on 27 April 2007, will be paid on 28 May 2007.

By Order of the Board

Low Sai Choy
Company Secretary

Singapore
23 March 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Mar-2007 12:47:34
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group secures management contract for first flagship property Ascott Makati in the Philippines
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.NewsRelease.Mgt.Contract.23Mar07.pdf Total size = **186K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

THE ASCOTT GROUP SECURES MANAGEMENT CONTRACT FOR FIRST FLAGSHIP PROPERTY ASCOTT MAKATI IN THE PHILIPPINES

Singapore, 23 March 2007– The Ascott Group has secured a contract from Ascott Residence Trust Management Limited (ARTML) to manage a serviced residence located in the heart of Makati City's central business district in Manila.

The serviced residence, formerly known as Oakwood Premier Ayala Center, was acquired by ARTML in November 2006. It was branded as Ascott Makati on 22 March 2007 and is the Group's first flagship serviced residence under its premier Ascott brand in the Philippines. The Group will manage the property for 10 years, with the option to renew the contract for another 10 years.

Mr Cameron Ong, The Ascott Group's Managing Director and CEO said: "With improving foreign direct investment into the Philippines and more business travellers to the country, we are confident that Ascott will be able to capture a larger market share. Ascott Makati complements our existing three Somerset serviced residences in the Philippines to cater to the different needs of business travellers. We are the largest branded serviced residence operator in Manila. With Ascott Makati, the Group now has 10 Ascott branded serviced residences in 10 gateway cities worldwide."

Mr Chong Kee Hiong, ARTML's CEO said: "After evaluation by the Audit Committee of ARTML, we awarded the management contract to The Ascott Group on a competitive basis. In addition, Ascott is well established in Manila, and the existing properties under its management have seen good performances. Ascott also enjoys strong international track record, and we expect to reap strong synergies as the Group is already managing two properties owned by ART in Manila."

Located at Glorietta 4 Ayala Center, Ascott Makati is a 21-storey building with two towers of serviced residences. It is close to the headquarters of numerous multinational corporations and financial institutions. The 306-unit property has studio and one-bedroom to three-bedroom apartments. It has comprehensive facilities such as a fitness centre, gymnasium, swimming pool, business centre, meeting rooms, tennis courts and a restaurant.

With the addition of Ascott Makati, the Group's portfolio in the Philippines stands at four properties with a total of 728 units.

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 18,500 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 47 cities in 21 countries including London, Paris, Brussels, Berlin, Barcelona and Moscow in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Sandy Leng, Investor Relations
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR SHARES IN PREMA BONANZA SDN BHD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (M) Investments Pte. Ltd. (formerly known as Ecore Research Pte Ltd), has subscribed for and been allotted (the "Subscription") 39 ordinary shares at par value of RM1 (representing 39% equity interest) in the share capital of the joint venture company, Prema Bonanza Sdn Bhd ("Prema Bonanza") for cash at par. The remaining 61% equity interest in Prema Bonanza is held by parties unrelated to CapitaLand. Following the Subscription, Prema Bonanza has become an indirect associated company of CapitaLand.

Prema Bonanza is a company incorporated in Malaysia whose principal activity is property development. Prema Bonanza has entered into an agreement with Kuala Lumpur Sentral Sdn Bhd to acquire approximately 100,000 square feet of land known as Lot D, Kuala Lumpur Sentral for purposes of developing residential and serviced apartments with ancillary retail amenities.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 March 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Mar-2007 20:14:27
Announcement No.	00149

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Divestment of Temasek Tower
Description	The attached announcement and news release issued by CapitaLand Limited on the above matter are for information.
Attachments:	CL.NewsRelease.TemasekTower.23Mar07.pdf CLAnnc.DivestmentTT.23Mar07..pdf Total size = **189K** (2048K size limit recommended)

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DIVESTMENT OF TEMASEK TOWER

---

1. Introduction

CapitaLand Limited ("**CapitaLand**" or the "**Company**") wishes to announce that its subsidiary, Temasek Tower Limited ("**TTL**") had on 23 March 2007 entered into a sale and purchase agreement ("**SPA**") with MGP Raffle Pte. Limited ("**Purchaser**") for the sale of TTL's principal asset, Temasek Tower at 8 Shenton Way, Singapore 068811 (the "**Property**") to the Purchaser (the "**Sale**") for a total consideration of S$1,038,888,000 ("**Consideration**").

The shareholders of TTL are CapitaLand (Office) Investments Pte Ltd ("**COI**") (a subsidiary of the Company) and Eureka Office Fund Pte Ltd ("**EOF**"). COI owns 80.08% of the total issued share capital of TTL with the remainder held by EOF. EOF is in turn 50% owned by COI, the other 50% being owned by the Munich Re Group. The Company therefore has an effective interest of 90.04% in TTL.

TTL is a company incorporated in Singapore. Its principal activity is that of owning and managing leasehold investment properties in Singapore. The Property is a leasehold asset with a term of 99 years commencing from 19 July 1982.

The Purchaser is a company incorporated in Singapore.

2. Consideration

The Consideration was arrived at on a willing-buyer and willing-seller basis and included an estimated S$39.5 million of capital expenditure that has been incurred or committed to be incurred by TTL for carrying out enhancement works.

The book value of the Property as at 31 December 2006 was S$525 million.

TTL intends to utilise the sale proceeds towards, in order of priority, the full repayment of the outstanding bank loans and notes issued by TTL under the S$400,000,000 Medium Term Note Programme (the "**Notes**"), advances by COI and distributions to the shareholders of TTL.

The Purchaser shall, on or prior to 26 March 2007, effect payment to TTL of a deposit in the sum of S$103,888,800, being 10% of the Consideration. Upon completion of the Sale, the Consideration less the amount of cash already paid to TTL, will be paid in full in cash.

3. Material Conditions

Completion of the Sale is expected to take place on 16 April 2007 but may be extended to 23 April 2007 at the request of the Purchaser (the "**Completion Date**").

Completion of the Sale is subject to and conditional upon, *inter alia*, the following conditions:

(a) TTL obtaining the approval of the head lessor of the Property ("**Head Lessor**"), being the President of Republic of Singapore and his successors in office, including the approvals of all competent authorities required by the Head Lessor. TTL and the Purchaser shall accept and comply with the terms and conditions of the Head Lessor's approval which are imposed upon it or to be complied with by it pursuant to the terms of the Head Lessor's approval and by the time frame stipulated by Singapore Land Authority (or other competent authority) or completion of the Sale, whichever is the earlier; and

(b) the approval of the Sale by TTL's shareholders.

The conditions shall be fulfilled no later than 7 days prior to the Completion Date.

4. Rationale

The divestment of the Property is consistent with CapitaLand's asset productivity strategy to realise returns from its assets and redeploy sale proceeds into investments which could generate higher returns for shareholders.

5. Financial Effects

The Company is expected to recognise a gain of approximately S$427.1 million.

Based on the audited consolidated financial statements of the Company and its subsidiaries (the "**Group**") for the year ended 31 December 2006:

(a) assuming that the Sale had been effected on 1 January 2006, the financial impact on the earnings per share after the Sale is as follows:

Earnings per share	**Year ended 31 December 2006**
Before adjusting for proposed Sale:	36.8 cents
After adjusting for proposed Sale:	52.2 cents

(b) assuming that the Sale had been effected on 31 December 2006, the financial impact on the net tangible asset per share after the Sale is as follows:

Net tangible asset per share	**As at 31 December 2006**
Before adjusting for proposed Sale:	S$2.65
After adjusting for proposed Sale:	S$2.80

6. Discloseable Transaction

The relative figures computed on the bases set out in Rules 1006(a), 1006(b) and 1006(c) of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "**Listing Manual**") are as follows:

(a) Rule 1006(a)

Based on the audited consolidated financial statements of the Group for the financial year ended 31 December 2006, the net asset value of the Property is S$525.0 million and this constitutes 5.5% of the consolidated net asset value of the Group.

(b) Rule 1006(b)

Based on the audited consolidated financial statements of the Group for the financial year ended 31 December 2006, the net profits before income tax, minority interests and extraordinary items attributable to the Property of S$39.3 million (including revaluation gain) constitutes 2.6% of the Group's net profits before income tax, minority interests and extraordinary items.

(c) Rule 1006(c)

The Consideration is equivalent to 4.80% of the Company's market capitalisation of S$21.7 billion based on the last transacted price of the Company's shares transacted on 22 March 2007, being the last market day preceding the date of the SPA.

7. Interests of Directors and Controlling Shareholders

None of the Directors or the controlling shareholder of the Company has any interest, direct or indirect, in the Sale.

8. TTL'S Outstanding Notes and Credit Facilities

TTL has outstanding Notes which have redemption dates after the Completion Date.

As the Sale would entail a disposal by TTL of its principal asset, TTL will be entering into discussions with the holders of the Notes ("**Noteholders**") in relation to certain provisions in the Terms and Conditions of the Notes and to make a proposal for an early redemption of the Notes ("**Early Redemption**").

To assure Noteholders that the payment obligations of TTL under the Notes will be met in full, TTL will be providing a confirmation to the relevant paying agents for the Notes that it will set aside a sufficient amount from the Sale proceeds to effect payment of its financial obligations in respect of the Notes.

TTL will commence discussions with the relevant paying agents for the Notes to make a proposal to the Noteholders for the Early Redemption.

9. Documents Available for Inspection

A copy of the SPA is available for inspection by the Company's shareholders during normal business hours at the Company's registered office at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912, for a period of three (3) months from the date of this Announcement.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 March 2007

CapitaLand

For Immediate Release
23 March 2007

NEWS RELEASE

CapitaLand Monetises Temasek Tower for over S$1 billion

Expected to recognise a gain of about S$427 million

Singapore, 23 March 2007 – CapitaLand wishes to announce that its subsidiary, Temasek Tower Limited ("TTL"), has entered into a sale and purchase agreement with MGP Raffle Pte. Limited for the sale of TTL's principal asset, Temasek Tower, for a total consideration of approximately S$1.039 billion which implies a price of S$1,550 per sq ft of net lettable area. The consideration was arrived at on a willing-buyer and willing-seller basis and taking into account the cost of the enhancement works of approximately S$39.5 million. Temasek Tower is a 52-storey commercial building, located in Singapore's Central Business District.

The shareholders of TTL are CapitaLand (Office) Investments Pte Ltd ("COI") (a subsidiary of CapitaLand) and Eureka Office Fund Pte Ltd ("EOF"). COI owns 80.08% of the total issued share capital of TTL with the remainder held by EOF. EOF is in turn 50%:50% owned by COI and the Munich Re Group. CapitaLand therefore has an effective interest of 90.04% in TTL.

As at end 2006, Temasek Tower was carried in CapitaLand's books at S$525 million. The divestment is expected to result in a gain of about S$427 million for CapitaLand. The completion of the transaction is scheduled to take place by April 2007.

Said Mr Liew Mun Leong, President and CEO, CapitaLand Group, "The divestment of Temasek Tower is in line with CapitaLand's asset productivity strategy to selectively divest mature assets to achieve better returns from its property portfolio. After careful review of all the options including redevelopment, and given the current market conditions, we believe this is the right time to monetise Temasek Tower. We will redeploy the proceeds to invest in opportunities and projects in our various businesses which could generate even higher returns for our shareholders."

Temasek Tower is a leasehold asset with a term of 99 years commencing from 19 July 1982. Enhancement works are currently underway and slated for completion in the first quarter of 2008. This includes upgrading of lift lobbies and M&E equipment, reconfiguration of retail units, as well as construction of a double volume glass podium entrance facing Shenton Way. Currently the building, with a net lettable area of approximately 670,200 sq ft, is 93% occupied. Some of the major tenants include the Singapore Land Authority, The Ascott Group, CapitaLand Residential, CapitaLand ILEC, Commerzbank Aktiengesellschaft and Bain & Company SE Asia, Inc. The building has over 600 car park lots located in three basement levels.

CapitaLand through its commercial property arm, CapitaLand Commercial and Integrated Development ("CCID"), focuses on offices and integrated developments in Singapore and overseas. As at end-December 2006, it had close to 13 million sq ft of lettable area under management. In Singapore, it is a leading landlord and manager of commercial space with about 7.8 million sq ft of space, of which 5 million sq ft are in the Singapore Downtown Core alone. Its overseas portfolio extends to gateway cities in China, Hong Kong, Malaysia, Bahrain and the United Kingdom with more than 5.1 million sq ft of lettable area. CCID's total assets under ownership/management are worth about S$10 billion, making it a significant Asian real estate player in commercial and integrated development projects.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **23 March 2007**

Media Contact
Julie Ong, Corporate Communications
DID: (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo, Investor Relations
DID: (65) 68233210
Email : harold.woo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Mar-2007 12:56:01
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Offer and Placement of 105,334,329 new units in Ascott Residence Trust - Close of Equity Fund Raising
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, had on 23 March 2007 issued an announcement on the above matter, as attached for information.
Attachments:	ART.CloseEFR.23Mar2007.pdf Total size = **51K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

OFFER AND PLACEMENT OF 105,334,329 NEW UNITS (THE "NEW UNITS")

IN ASCOTT RESIDENCE TRUST ("ART") BY WAY OF:

(I) A NON-RENOUNCEABLE PREFERENTIAL OFFERING OF 56,675,329 NEW UNITS AT AN ISSUE PRICE OF S$1.88 PER NEW UNIT OF ONE NEW UNIT FOR EVERY 10 EXISTING UNITS (THE "UNITS") HELD AT 5.00 P.M. ON 8 MARCH 2007 (FRACTIONS OF A UNIT TO BE DISREGARDED AND TAKING INTO ACCOUNT THE ROUNDING MECHANISM (AS DEFINED IN THE OFFER INFORMATION STATEMENT LODGED WITH THE MONETARY AUTHORITY OF SINGAPORE ("MAS") ON 12 MARCH 2007 (THE "OIS")) TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE OIS) (THE "PREFERENTIAL OFFERING");

(II) AN ATM OFFERING OF 8,000,000 NEW UNITS AT AN ISSUE PRICE OF S$1.90 PER NEW UNIT (THE "ATM AND PLACEMENT ISSUE PRICE") TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD ("DBS BANK") (INCLUDING POSB) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PLACEMENT OF 40,659,000 NEW UNITS AT THE ATM AND PLACEMENT ISSUE PRICE PER NEW UNIT TO INSTITUTIONAL AND OTHER INVESTORS (THE "PRIVATE PLACEMENT"),

(COLLECTIVELY, THE "EQUITY FUND RAISING").

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

Results of the Preferential Offering

After taking into account the Rounding Mechanism (as described in the OIS), the final number of New Units offered under the Preferential Offering was 56,675,329, increased from 49,940,088 as announced by Ascott Residence Trust Management Limited, as manager of ART (the "**Manager**") on 12 March 2007.

The Manager is pleased to announce that as at the close of the Preferential Offering on 20 March 2007, valid acceptances for 31,521,873 New Units were received under the Preferential Offering. 21,357,798 New Units under the Preferential Offering were not taken up by Somerset Capital Pte Ltd and pFission Pte Ltd, which are wholly owned subsidiaries of CapitaLand Limited, to allow for greater free float of the Units (as disclosed in the OIS). The remaining 3,795,658 New Units in respect of which invalid applications under the Preferential Offering were received or which were not taken up by minority unitholders were made available to satisfy excess demand for New Units under the Private Placement.

Results of the ATM Offering

All the 8,000,000 New Units under the ATM Offering were fully taken up after the opening of the ATM Offering on 13 March 2007.

Results of the Private Placement

As announced by the Manager on 12 March 2007, the book of orders for the New Units under the Private Placement was closed on the same day that the Private Placement commenced, namely 12 March 2007.

Taking into account the results of the Preferential Offering and the ATM Offering, 65,812,456 New Units were allocated and offered under the Private Placement to raise gross proceeds of approximately S$199.0 million (being the total gross proceeds from the Equity Fund Raising, comprising the proceeds to be received under the Preferential Offering, ATM Offering and Private Placement). The 65,812,456 New Units allocated and offered under the Private Placement, which comprises the following:

(i) the 40,659,000 New Units originally available under the Private Placement, of which 15,314,426 New Units were subscribed by The Ascott Group Limited ("TAG") and its subsidiaries (the "Ascott Group") under the Private Placement to maintain the Ascott Group's pre-placement unitholding, in percentage terms, in ART;

(ii) the 21,357,798 New Units which were not taken up by Somerset Capital Pte Ltd and pFission Pte Ltd, which are wholly owned subsidiaries of CapitaLand Limited, to allow for greater free float of the Units; and

(iii) the 3,795,658 New Units in respect of which invalid applications under the Preferential Offering were received or which were not taken up by minority unitholders and which were made available to satisfy excess demand for New Units under the Private Placement,

have all been successfully placed out.

Disclosures Pursuant to Waiver of Rule 812 of the Listing Manual

Allocation of New Units to directors of the Manager (the "Directors") and their immediate family members under the ATM Offering

The Manager has obtained a waiver from the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") from the requirements under Rule 812(1) of the SGX-ST Listing Manual (the "**Listing Manual**") to allow Directors and their immediate family members to apply for New Units under the ATM Offering. None of the Directors and their immediate family members were allotted New Units under the ATM Offering.

Placement of New Units to the Ascott Group under the Private Placement

The Manager has obtained a waiver from the SGX-ST from the requirements under Rule 812(1) of the Listing Manual to permit the New Units to be placed to the Ascott Group, being a Substantial Unitholder[1], subject to ART's unitholders' (the "**Unitholders**") approval being obtained.

At the extraordinary general meeting of Unitholders held on 23 February 2007 (the "**EGM**"), Unitholders approved the resolution for the placement of up to such number of New Units under the Private Placement to the Ascott Group as would be required to maintain its pre-placement unitholding, in percentage terms, in ART.

The rationale for allowing the placement of New Units to the Ascott Group is that Ascott Group should not be treated differently from any other Unitholder and should be given the opportunity to apply for additional New Units so as to maintain its pre-placement unitholding, since other Unitholders may also apply for additional New Units under the Private Placement.

Pursuant to this waiver, 15,314,426 New Units under the Private Placement have been placed to TAG, which is no more than the number of New Units than is necessary to maintain the Ascott Group's pre-placement unitholding, in percentage terms, in ART, after taking into consideration TAG's and the Manager's subscription of New Units under the Preferential Offering.

Placement of New Units to Non-Ascott Group/CapitaLand TLCs under the Private Placement

1 A person with an interest in Units constituting not less than 5.0 percent of all Units in issue.

The Manager has also obtained a waiver of Rule 812(1) of the Listing Manual from the SGX-ST for the placement of New Units to companies within the Temasek group of companies (the "**Non-Ascott Group/CapitaLand TLCs**"), including companies in which Temasek Holdings (Private) Limited (the "**Temasek**") has an aggregate interest of at least 10.0 percent, but excluding (a) Temasek; (b) the Ascott Group and the subsidiaries and associated companies of the Ascott Group (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of The Ascott Group Limited); and (c) CapitaLand Limited and the subsidiaries and associated companies of CapitaLand Limited (including the real estate investment trusts or other funds managed by the subsidiaries and associated companies of CapitaLand Limited), under the Private Placement, subject to the following conditions in respect of the waiver from the SGX-ST that (i) the Manager certifies that it is independent of the Non-Ascott Group/CapitaLand TLCs and (ii) the Manager announces any such placement.

The rationale for allowing the placement to Non-Ascott Group/CapitaLand TLCs is that Temasek's charter provides that while it will provide strategic directions to the companies in which it has an interest, it does not involve itself in their day-to-day operational and commercial decisions. Moreover, some of the Non-Ascott Group/CapitaLand TLCs are listed companies, and thus, each would have to consider the interests of all its shareholders, not only that of its major shareholders.

Pursuant to the aforementioned waiver, 930,000 New Units have been placed to the DBS Bank group of companies, which are Non-Ascott Group / CapitaLand TLC entities, under the Private Placement.

The Manager certifies that, to the best of its knowledge and belief, it is independent of such DBS Bank group of companies which have been allocated 930,000 New Units.

Listing of the New Units

The expected date and time of listing of the New Units on the SGX-ST is at 9.00 a.m. on 26 March 2007.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary
Singapore, 23 March 2007

The OIS is available on the website of ART at <www.ascottreit.com> and may be accessed online at the website of the MAS at <http://masnet.mas.gov.sg/opera/sdrprosp.nsf>. The MAS assumes no responsibility for the contents of the OIS. The availability of the OIS on the MAS website does not imply that the Securities and Futures Act, Chapter 289 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the investment merits of ART. A potential investor should read the OIS before deciding whether to subscribe for or purchase the New Units.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement may not be used for the purpose of, and does not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation (including, without limitation, the United States, Canada and Japan). In addition, other than in Singapore, no action has been or will be taken in any jurisdiction that would permit a public offering of the New Units or the possession, circulation or distribution of this Announcement or any other material relating to ART or the New Units in any jurisdiction where action for that purpose is required. The New Units may not be offered or sold, directly or indirectly and neither this Announcement nor any other offering material or advertisements in connection with the New Units may be distributed or published in or from any country or jurisdiction except, in each case, under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. No information in this Announcement should be considered to be business, legal or tax advice regarding an investment in the New Units and/or the Units in ART.

The distribution of this Announcement and the placement of the New Units in certain jurisdictions may be prohibited or restricted by law. Persons who come into possession of this Announcement and/or its accompanying documents are required by the Manager, DBS Bank and J.P. Morgan (S.E.A.) Limited to inform themselves of, and observe, any such prohibitions and restrictions.

IF YOU HAVE ACCESSED THIS DOCUMENT ON A WEBSITE: This document is not intended to be distributed or passed on, directly or indirectly, to any person in the United Kingdom or any other jurisdiction in which such action could not be lawfully made. Persons in the United Kingdom or any other jurisdiction in which such action would not be lawfully made should not take any action upon this document. It may not be reproduced, forwarded to any other person or published, in whole or in part, for any purpose. These materials do not constitute an offer, solicitation or other recommendation to invest in ART.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended). It is not an offer of securities for sale into the United States. The New Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The New Units have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Mar-2007 17:25:14
Announcement No.	00045

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Summary Report 2006 - Corrigendum
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	SR2006pages32n33.pdf CL.SR2006.Mar07.pdf Total size = **91K** (2048K size limit recommended)

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUMMARY REPORT 2006 - CORRIGENDUM

CapitaLand Limited (the "Company") refers to its Summary Report 2006 ("SR 2006") which was sent to shareholders on 23 March 2007.

The Company wishes to advise that in the section "Other Information" on page 32 of the SR 2006, the figures "80,683" respectively appearing in the third row of the last two columns of the sub-section headed "Payable by Subsidiaries" should instead be "90,683". Consequently, the figures in the last two columns of the line item "Sub-Total 2" should instead respectively be "274,786" (instead of "264,786") and the figures in the last two columns of the line item "Total for Directors of the Company" at the end of the table should be "1,355,789" (instead of "1,345,789") and "6,497,029" (instead of "6,487,029") respectively. Correspondingly, the figure at the end of footnote (5) at the top of page 33 should be "$8,583" (instead of "$4,583").

Pages 32 and 33 of the SR 2006 reflecting the corrected figures are attached for information and reference.

The SR 2006 incorporating the above amendments is available on the Company's website at www.capitaland.com.

By Order of the Board

Low Sai Choy
Company Secretary
27 March 2007

Other Information

1. **Directors' Remuneration**

Number of Directors of CapitaLand Limited in Remuneration Bands:

Remuneration Bands	2006	2005
$500,000 and above	**1**	1
$250,000 to $499,999	**0**	0
Below $250,000	**11**	14
Total	**12**	15

Directors' Compensation Table for the Financial Year Ended 31 December 2006:

Directors of the Company	Salary inclusive of AWS and employer's CPF $	Bonus (paid in respect of financial year 2005) and other benefits inclusive of employer's CPF (1) $	Directors' fees inclusive of attendance fee (2) $	Total $
Payable by Company:				
Dr Hu Tsu Tau	–	–	114,700	114,700
Hsuan Owyang	–	–	149,500	149,500
Liew Mun Leong	1,093,034	4,048,206	–	5,141,240
Andrew Robert Fowell Buxton (3)	–	–	69,900	69,900
Professor Robert Henry Edelstein	–	–	67,500	67,500
Dr Victor Fung Kwok King	–	–	60,000	60,000
Richard Edward Hale	–	–	116,800	116,800
James Koh Cher Siang	–	–	119,800	119,800
Lim Chin Beng	–	–	86,274	86,274
Peter Seah Lim Huat	–	–	89,530	89,530
Arfat Pannir Selvam	–	–	116,999	116,999
Jackson Peter Tai (4)	–	–	90,000	90,000
Sub-Total 1	**1,093,034**	**4,048,206**	**1,081,003**	**6,222,243**
Payable by Subsidiaries:				
Hsuan Owyang	–	–	86,000	86,000
Andrew Robert Fowell Buxton (3)	–	–	34,103	34,103
Richard Edward Hale	–	–	90,683 (5)	90,683
Lim Chin Beng	–	–	64,000	64,000
Sub-Total 2	**–**	**–**	**274,786**	**274,786**
Total for Directors of the Company	**1,093,034**	**4,048,206**	**1,355,789**	**6,497,029**

During the year 2006, share options and conditional awards of performance shares were also granted. For details, please refer to the Directors' Report.

1. Directors' Remuneration (cont'd)

(1) *Bonuses are normally finalised, approved and paid after the financial year-end. The bonus figures shown above are on paid basis and not on accrued basis. Hence, the bonus figures shown above relate to performance for the financial year ended 31 December 2005.*

(2) *The directors' fees will only be paid upon approval by the shareholders at the forthcoming Annual General Meeting of the Company and its subsidiaries.*

(3) *Mr Andrew Robert Fowell Buxton resigned as director of the Company on 14 February 2007.*

(4) *Fees were paid to the employer company of Mr Jackson Peter Tai.*

(5) *Included back-pay of fees for financial year 2005 of $8,583.*

Directors' Compensation Table for the Financial Year Ended 31 December 2005:

Directors of the Company	Salary inclusive of AWS and employer's CPF $	Bonus (paid in respect of financial year 2004) and other benefits inclusive of employer's CPF [1] $	Directors' fees inclusive of attendance fee [2] $	Total $
Payable by Company:				
Dr Hu Tsu Tau	–	–	110,300	110,300
Hsuan Owyang	–	–	146,800	146,800
Liew Mun Leong	962,110	646,767	–	1,608,877
Andrew Robert Fowell Buxton	–	–	68,200	68,200
Professor Robert Henry Edelstein [3]	–	–	52,717	52,717
Dr Victor Fung Kwok King [3]	–	–	37,017	37,017
Richard Edward Hale	–	–	119,200	119,200
James Koh Cher Siang [3]	–	–	52,252	52,252
Lim Chin Beng	–	–	81,500	81,500
Peter Seah Lim Huat	–	–	93,300	93,300
Arfat Pannir Selvam [3]	–	–	–	–
Jackson Peter Tai [5]	–	–	99,400	99,400
Sir Alan Cockshaw [4]	–	–	27,205	27,205
Sum Soon Lim [4]	–	–	70,301	70,301
Lucien Wong Yuen Kuai [4]	–	–	114,500	114,500
Sub-Total 1	**962,110**	**646,767**	**1,072,692**	**2,681,569**
Payable by Subsidiaries:				
Hsuan Owyang	–	–	76,000	76,000
Andrew Robert Fowell Buxton	–	–	34,526	34,526
Richard Edward Hale	–	–	47,663	47,663
Lim Chin Beng	–	–	56,663	56,663
Sum Soon Lim [4]	–	–	57,000	57,000
Sub-Total 2	–	–	271,852	271,852
Total for Directors of the Company	**962,110**	**646,767**	**1,344,544**	**2,953,421**

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR PREFERENCE SHARES IN THE CAPITAL OF MALAYSIA COMMERCIAL DEVELOPMENT FUND PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Commercial and Integrated Development Limited ("CCID") has entered into a subscription agreement with Malaysia Commercial Development Fund Pte. Ltd. (the "Fund") to subscribe (the "Subscription") for 75,000 redeemable preference shares (representing 27.8% interest in the entire issue) in the capital of the Fund (the "Preference Shares") for an aggregate cash subscription price of US$75 million (approximately S$114.6 million).

The Fund is a closed-end private investment company providing institutional investors with an opportunity to invest on a long term basis in real estate development projects in Malaysia with focus on Kuala Lumpur and the Klang Valley.

The Fund has successfully closed with committed capital of US$270 million (approximately S$412.6 million) from CCID and other investors including CapitaCommercial Trust ("CCT") in which CapitaLand has an interest of approximately 30.4%. CCT has committed to subscribe for 7.4% interest in the entire issue of the Fund. The remaining 64.8% interest in the entire issue of the Fund is held by parties unrelated to CapitaLand.

CapitaLand's interest in the Fund presently comprises one ordinary share of S$1, held by MCDF Management Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand. Following the Subscription, CapitaLand's effective interest in the entire issue of the Fund is 30%. The Fund will therefore cease to be an indirect wholly-owned subsidiary and become an indirect associated company of CapitaLand.

The Subscription is not expected to have any material impact on the net tangible assets per share and the earnings per share of CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
28 March 2007

CapitaLand

News Release

28 March 2007
For Immediate Release

CapitaLand's Malaysia Commercial Development Fund attracts strong interest of over 3 times upon closing

Fund upsized to US$270 million, backed by strong global investor demand

Malaysia's largest property fund to tap growing demand for commercial properties

Singapore, 28 March 2007 – CapitaLand, together with the Maybank Group (through its investment banking arm, Aseambankers Malaysia Berhad ("ASEAMBANKERS")) have secured an interest of 3.6 times (excluding sponsor stakes) and successfully closed Malaysia's largest private real estate fund, Malaysia Commercial Development Fund ("MCDF" or "the Fund"), at US$270 million (S$412.6 million). The final fund size was increased from the earlier target of US$250 million to US$270 million to cater to the strong investor demand. Subscribers of the Fund include international investors from Europe (26%), the Middle East (24%) and the USA (4%). CapitaCommercial Trust ("CCT"), an associate of CapitaLand which owns 30% of Quill Capita Trust ("QCT"), has subscribed for 7%. The remaining interest is retained by the two sponsors, CapitaLand Commercial and Integrated Development Limited ("CCID") (28%), a wholly-owned subsidiary of CapitaLand, and the Maybank Group (11%). Including the two sponsor stakes, total demand for the Fund amounted to US$625 million (S$955.1 million).

MCDF is CapitaLand's first and largest real estate fund in Malaysia with an expected gross development value of over US$1 billion (S$1.5 billion). It is a development fund which will invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley. The Fund seeks to maximise total returns on capital by acquiring, developing, redeveloping and realising profits in commercial and integrated developments.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "We are very pleased that MCDF has received such positive endorsement from institutional investors globally. The Fund attracted interest of US$625 million which included a broad range of international investors from Europe, the Middle East, the USA and Asia. We decided to upsize the Fund and eventually, closed it at US$270 million. The strong take-up rate demonstrates investor confidence in our ability to establish an integrated commercial real estate and capital management platform in Malaysia following our successful track record in Singapore and China. In addition, these investors share our long-term view of the sustainable growth of Malaysia's economy and its real estate market. The successful closing of MCDF, following the listing of QCT on the Bursa Malaysia in January 2007, completes CapitaLand's commercial real estate value chain in Malaysia. The projects undertaken by MCDF, once completed and income-producing, will form yet another pipeline of opportunities for QCT to consider."

Mr Martin Tan, CEO of CCID, said, "We remain optimistic about the Malaysian commercial real estate sector, given the improved fundamentals as shown in improved occupancies, rents and capital values. MCDF will develop new prime commercial properties, to cater to the increasing demand for higher grade premises. The recent announcement to remove property gains tax in Malaysia provides an added boost to our efforts to tap foreign capital to co-invest with CapitaLand for such next generation developments in the country. The strong support for MCDF is a reflection of foreign investors' confidence in the Malaysian real estate market as well as in CapitaLand's execution capability - to deliver quality products to the market."

MCDF's seed investment is One Mont' Kiara, a mixed development comprising two office towers, a retail podium and car parks, on a site area of approximately 151,000 sq ft at an estimated project cost of RM360 million (S$157.1 million). Located in the heart of Klang Valley and within a 15-minute drive to either Petaling Jaya or downtown Kuala Lumpur, One Mont' Kiara is an established upper middle class residential area with a well established expatriate community. Works on the mixed development are expected to commence in April 2007 and to complete by the end of 2010.

Separately, and as previously announced, CCID would be acquiring two other development projects for injection into MCDF. Last year, CCID signed a Memorandum of Understanding with YNH Property Bhd to own and develop a landmark office cum retail centre on a prime freehold site at Jalan Sultan Ismail in Kuala Lumpur's Golden Triangle. In addition, CCID has entered into a joint venture with Malaysian Resources Corporation Berhad and Quill Group for a prime mixed development at Lot D within KL Sentral, an exclusive urban centre built around Malaysia's largest transit hub. The Lot D development is another mixed development which will include a serviced apartment component.

About CapitaLand Group (www.capitaland.com)
CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust, Quill Capita Trust and Australand.

In Malaysia, CapitaLand has a 30% stake in Menara Citibank, a prime 50-storey office tower in Kuala Lumpur's Golden Triangle, and a joint venture with Quill Group where CapitaLand takes a 40% stake to develop a plot of land in KL Sentral into a premier office building. In addition, CapitaLand has a 40% stake in Quill Capita Management Sdn Bhd, the manager of QCT, CapitaLand's first REIT listed outside of Singapore, on the Main Board of the Bursa Malaysia Securities Berhad. CCT, CapitaLand's first commercial REIT in Singapore, holds a 30% stake in QCT.

About ASEAMBANKERS (www.aseam.com.my)

ASEAMBANKERS is the investment banking arm of Maybank Group, and one of the leading investment banks in Malaysia. Among its many accolades include Euromoney Award For Excellence as the Best Mergers & Acquisition House in Malaysia in 2006, the Sheikh Mohammed Bin Rashid Al Maktoum Islamic Finance Award for Regional Continuing Contribution to Islamic Finance – Research & Development (Asia) in 2005, several RAM League Awards in 2006 for being among the top three banks with the best deal and issue value in Malaysia and the Deal Of The Year awarded by The Banker in 2005 in respect of the issue of RM1.0 billion of Islamic Subordinated Bonds.

ASEAMBANKERS will act as the Principal Advisor to the fund manager, providing advisory services on Malaysian capital market and funding issues.

Issued by CapitaLand Limited (Regn. No.: 198900036N)
28 March 2007

Media Contact

Julie Ong
Corporate Communications
Mobile : (65) 97340122
Email : julie.ong@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	28-Mar-2007 19:23:24
Announcement No.	00148

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release issued by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Investment in Malaysia Commercial Development Fund"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	CCTML.NewsRelease.28Mar07.pdf CCTML.Annc.28Mar07.pdf Total size = **53K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to
a Trust Deed dated 6 February 2004, as amended)

INVESTMENT IN MALAYSIA COMMERCIAL DEVELOPMENT FUND

CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**", and manager of CCT, the "**Manager**"), is pleased to announce that CCT has today entered into a subscription agreement to subscribe for a 7.4% interest in the total number of redeemable preference shares in Malaysia Commercial Development Fund Pte. Ltd. (the "**Fund**") for an aggregate subscription price of US$20.0 million under a private placement.

The Fund is a private limited liability company incorporated in Singapore. It is an opportunistic closed-end private equity real estate fund targeted at institutional investors and invests in real estate development properties in Malaysia with focus on Kuala Lumpur and the Klang Valley. CCT is investing in the Fund as a locally-registered property fund under the Property Funds Guidelines in the Code of Collective Investment Schemes issued by the Monetary Authority of Singapore.

CCT intends to fund the investment from internally generated funds and/or borrowings.

The sponsors of the Fund are CapitaLand Commercial and Integrated Development Limited ("**CCID**"), a wholly-owned subsidiary of CapitaLand Limited ("**CapitaLand**") and the Maybank Group. The fund manager of the Fund is MCDF Management Pte. Ltd., another indirect wholly-owned subsidiary of CapitaLand. CapitaLand holds an interest of 30.4% in CCT.

The other investors in the Fund include CCID and a number of other institutional investors. CCID has committed to subscribe for a 27.8% interest in the total number of redeemable preference shares in the Fund for an aggregate subscription price of US$75 million.

Save as disclosed above and based on information available to the Manager, none of the directors of the Manager or the substantial unitholders of CCT have an interest, direct or indirect, in the investment by CCT in the Fund.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
28 March 2007

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CCT ("**Units**").

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

NEWS RELEASE

28 March 2007
For Immediate Release

CCT takes stake in Malaysia's largest private property fund, MCDF

Expansion of overseas portfolio is part of growth strategy

Singapore, 28 March 2007 – CapitaCommercial Trust Management Limited (the "CCT Manager"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce that it has further increased its overseas exposure in Malaysia's growing commercial real estate market by taking a 7.4% stake (US$20 million) in CapitaLand's first and largest Malaysia private real estate fund, the Malaysian Commercial Development Fund ("MCDF"). The sponsors for MCDF, CapitaLand and Maybank Group, have announced the successful close of the fund at US$270 million which was upsized from the original target of US$250 million to cater to demand from international investors from Europe, the Middle East and the USA. The demand was fuelled by global investor confidence in the sustainable growth of Malaysia's economy and its real estate market.

Malaysia has been identified as one of the target markets to expand CCT's regional portfolio. To capitalise on the positive Malaysian economy and the rapid growth of its real estate market, CCT has strengthened its investment platform through a substantial 30% stake in Quill Capita Trust ("QCT") which was listed on Bursa Malaysia in January 2007.

Mr David Tan, CEO of the CCT Manager, said, "We believe in the Malaysian growth story and the many opportunities now available in its commercial real estate market. We are pleased that many other international investors share this sentiment, given the overwhelming response to the MCDF offer. Due to a shortage of investment grade office properties in Kuala Lumpur, we see a complementary role in MCDF's development project portfolio of good quality assets. By investing in MCDF, not only will CCT stand to gain from the high investment returns offered by MCDF, but also from the growth potential of QCT as these projects will form another pipeline of opportunities for QCT to consider."

MCDF is an opportunistic fund which will invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley, with an expected gross development value of more than US$1 billion (about S$1.5 billion). The fund will seek to maximise total returns on capital by acquiring, developing, redeveloping and realising profits in commercial and integrated developments.

MCDF's seed investment is One Mont' Kiara, a mixed development comprising two office towers, a retail podium and car parks, on a site area of approximately 151,000 sq ft at an estimated project cost of RM360 million (about S$157.1 million). Located in the heart of Klang Valley and within a 15-minute drive to either Petaling Jaya or downtown Kuala Lumpur, One Mont' Kiara is an established upper middle class residential area with a well-established expatriate community. Works on the mixed development are expected to commence in April 2007 and to complete by the end of 2010.

Separately, and as previously announced, CapitaLand's wholly-owned subsidiary, CapitaLand Commercial and Integrated Development Limited ("CCID") would be acquiring two other development projects for injection into MCDF. Last year, CCID signed a Memorandum of Understanding with YNH Property Bhd to own and develop a landmark office cum retail centre on a prime freehold site at Jalan Sultan Ismail in Kuala Lumpur's Golden Triangle. In addition, CCID has entered into a joint venture with Malaysian Resources Corporation Berhad and Quill Group for a prime mixed development at Lot D within KL Sentral, an exclusive urban centre built around Malaysia's largest transit hub. The Lot D development is another mixed development which will include a serviced apartment component.

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial REIT with a market capitalisation of S$3.9 billion based on the closing price of S$2.85 per unit on 27 March 2007. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$3.9 billion portfolio of nine prime properties in Singapore's Central Business District and Downtown Core and, an office asset in Kuala Lumpur's Golden Triangle. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip (through an investment in junior bonds) in

Malaysia. In addition, CCT is a substantial unitholder of QCT with a 30% stake. QCT is a commercial REIT listed on Bursa Malaysia Securities Berhad, with an initial portfolio of four commercial properties in Cyberjaya.

On 26 July 2006, CCT was accorded "A3" corporate rating with a stable rating outlook by Moody's Investor Service. CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by: CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)

Media Contact	**Analyst & Investor Contact**
Julie Ong Mobile: (65) 9734 0122 Email: julie.ong@capitaland.com.sg	Liu Chen Yin / Heng Hui Lin DID: (65) 6826 5722 / 6826 5841 Email: liu.chenyin@capitaland.com.sg / heng.huilin@capitaland.com.sg

Important Notice
This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy or property rental income, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem or purchase their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF INDIRECT ASSOCIATED COMPANY, 808 HOLDINGS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (U.K.) Pte. Ltd. ("CL(UK)"), has subscribed for an additional 3,646,666 ordinary shares (the "Subscription") in the share capital of 808 Holdings Pte. Ltd. ("808 Holdings"), an indirect associated company of CapitaLand, for an aggregate subscription price of £3,646,666 (approximately S$11 million) (the "Consideration"). The Consideration has been satisfied in full by capitalising existing shareholder's advances by CL(UK) to 808 Holdings.

The total issued and paid-up share capital of 808 Holdings has also been increased from S$3 (comprising 3 ordinary shares) to S$3 (comprising 3 ordinary shares) and £10,939,998 (comprising 10,939,998 ordinary shares).

Following the Subscription, CapitaLand's interest in 808 Holdings remains unchanged at 33⅓% (S$1 comprising 1 ordinary share and £3,646,666 comprising 3,646,666 ordinary shares). The other two shareholders, HPL Properties (West) Pte Ltd and Medo Investment Pte Ltd (parties unrelated to CapitaLand Group) have also subscribed for additional ordinary shares in the share capital of 808 Holdings and maintained their respective interests of 33⅓%.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Subscription.

By Order of the Board

Low Sai Choy
Company Secretary
29 March 2007

CapitaLand

For Immediate Release
30 March 2007

NEWS RELEASE

CapitaLand announces management changes

Singapore, 30 March 2007 - CapitaLand Group today announced further senior management changes to provide greater leadership focus on new business areas, as well as its fast growing existing businesses. The Group has in FY2006 achieved a record PATMI of S$1.02 billion. Going forward, the Group will continue to grow its existing businesses in residential, retail, commercial, serviced residences and financial, whilst embarking on developing its new business in Integrated Leisure, Entertainment, and Conventions (ILEC), and venturing into oil-rich economies such as the Gulf Cooperation Council (GCC) states, Moscow and St Petersburg.

Earlier this year, it announced that Mr Kee Teck Koon will take on additional responsibilities as Chief Investment Officer (CIO) while Ms Jennie Chua is the Group's Chief Strategic Relations Officer (CSRO).

Mr Wen Khai Meng, who is currently the CEO of CapitaLand Financial Limited (CFL), will become the CEO of CapitaLand Commercial Limited (CCL). Previously called CapitaLand Commercial and Integrated Development (CCID), CCL will cover the commercial operations. Mr Wen will concurrently be co-CEO of CFL. The other co-CEO of CFL will be Mr Pua Seck Guan, who will continue in his roles as CEO of CapitaLand Retail Limited and CEO of CapitaMall Trust Management Limited.

Mr Martin Tan, the CEO of CCID, who is leaving the company, will continue to serve in a non-executive capacity on the Investment Committee of the Raffles City Bahrain Fund, and the Board and Investment Committee of the Malaysia Commercial Development Fund. He will also remain as a non-executive director of CapitaCommercial Trust Management Limited. In the meantime, while serving out his notice, he will support Mr Wen Khai Meng and Mr Wong Heang Fine with regards to the commercial and GCC businesses respectively.

Mr Wong Heang Fine, the current CEO of CapitaLand Integrated, Leisure, Entertainment and Conventions (ILEC) Pte Ltd, will concurrently be appointed as Country CEO in charge of developing the business in the GCC. Joining Mr Wong's team will be Mr Jason Chew, who will be appointed as Senior Vice President (Business Development) for ILEC and the GCC. Mr Chew, a Senior Vice President in CCID, was prior to this, the Country Director for Japan responsible for, amongst others, the formation and management of the Group's Shariah-compliant Japan rental apartment fund.

At the residential business unit, Mr Chen Lian Pang, currently the CEO of TCC Capital Land, will also concurrently be appointed CEO, Southeast Asia, CapitaLand Residential Limited. For residential projects in New Markets, CapitaLand Residential Limited had earlier appointed, since August 2006, Mr Ho Kiam Kheong as Senior Vice President, New Markets, which covers India and the cities of Moscow and St Petersburg and Mr Wong Hooe Wai as Senior Vice President, Design Management (New Markets). Both come with significant industry experiences.

Mr Liew Mun Leong, President and CEO, CapitaLand Group, said, "CapitaLand has now grown to an over S$20 billion company by market capitalisation, and is among the top 10 companies on the Singapore Stock Exchange. Management of human capital has always been a very important strategy for the CapitaLand Group. Organisational changes, hiring of new talents, job rotations and stretching our senior management to their full potential with different job challenges, will continue to be an on-going top management focus."

Mr Liew added, "The latest changes serve to strengthen further the Group's management bench. We have always maintained a healthy balance comprising senior staff who have been with the Group for a number of years and a small group of hand-picked proven individuals inducted from without. I am confident that we are well positioned as the Group strives to attain CapitaLand's 2010 vision - to be a world-class entrepreneurial, prosperous and lasting company."

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **30 March 2007**

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Mar-2007 18:23:59
Announcement No.	00156

>> Announcement Details

The details of the announcement start here ...

Announcement Title * — Proposed acquisition of Citadines Xi'an Central in The People's Republic of China and Ascott expands China presence with acquisitions of two Citadines in Shanghai and Xi'an

Description — CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.

Attachments:

- Ascott.Xian.Acquisition.30Mar07.pdf
- Ascott.NewsRelease.30Mar07.pdf

Total size = **225K**
(2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

PROPOSED ACQUISITION OF CITADINES XI'AN CENTRAL IN THE PEOPLE'S REPUBLIC OF CHINA

Proposed Acquisition of Citadines Xi'an Central

The Board of Directors of The Ascott Group Limited ("**Ascott**") wishes to announce that its indirect wholly owned subsidiary, Citadines Soho Management (Hong Kong) Limited ("**Citadines Soho**"), has entered into a Sale and Purchase Agreement (the "**S&P Agreement**") with Skillplus Enterprise Pte Ltd ("**Skillplus**") relating to the acquisition of Skillplus' 75 percent interest in Shaanxi Drum Tower Hotel Co., Ltd. ("**Drum Tower**"), a Sino-foreign equity joint venture company, at a total purchase consideration of RMB 51.6 million (equivalent to S$10.2 million) (the "**Purchase Price**").

Drum Tower is the legal and beneficial owner of a building to be named as "Citadines Xi'an Central" ("the "**Property**"), which comprises the basement, 1st to 4th storeys of commercial shop space and an annex building of 4 storeys designated as back of house area, located at No. 119, Zhubashi Road, Nanyuan Men, Beilin District, Xi'an City, Shaanxi Province, The People's Republic of China. All residential units located on the 5th to 11th storeys of the Property and a gymnasium located on the 12th storey ("**Residential Units and Gymnasium**") are presently owned by Shaanxi New Trend Real Estate Co., Ltd ("**New Trend**"), the developer of the Property. The total built-up area of the Property is 13,000 square metres.

Pursuant to the S&P Agreement, Drum Tower shall acquire the Residential Units and Gymnasium from New Trend, at an acquisition sum of RMB30.5 million (or S$6.0 million). Following completion of the said acquisition by Citadines Soho of Skillplus' 75 percent interest in Drum Tower, Drum Tower is expected to increase its registered capital from RMB10.0 million (or S$2.0 million) to up to RMB 45.0 million (S$8.9 million) with Citadines Soho contributing its proportionate shareholding of 75 percent in Drum Tower by investing a further sum of up to RMB26.3 million (or S$5.2 million) to finance the acquisition of the Residential Units and Gymnasium.

Ascott Property Management (Shanghai) Co., Ltd., an affiliate of Ascott, has been appointed the serviced residence manager of the Property. The Property is targeted to open in the second half of 2007 with 162 units.

Information relating to Drum Tower, Skillplus, New Trend and Xi'an Jialefu

Drum Tower is established in Xi'an under the laws of The People's Republic of China and has a total registered capital of RMB10 million (equivalent to S$2.0 million). It is 75 percent owned by Skillplus and 25 percent owned by Xi'an Jialefu Food Trading Co., Ltd ("**Xi'an Jialefu**").

Skillplus is a company incorporated under the laws of Singapore with a registered capital of S$1.1 million and its scope of business includes investment in real estate projects and general wholesale trading. Ee Hup Construction Pte Ltd owns 45.5 percent in Skillplus and three individual shareholders own the remaining aggregate interest of 55.5 percent in Skillplus.

New Trend, a company established under the laws of The People's Republic of China with a registered share capital of RMB10.0 million (or S$2.0 million), is owned by Skillplus (50 percent), Xi'an Jialefu (25 percent) and Xi'an Tian Run City Greenery Construction Co., Ltd (25 percent).

Xi'an Jialefu is a private limited company registered in Xi'an under the laws of The People's Republic of China with a registered capital of RMB5 million (or S$1.0 million) which is involved in the food, electrics and machinery, wire and cable, and decoration material business.

Salient Terms of Sale and Purchase Agreement

(a) Skillplus shall obtain the consent and waiver of pre-emption rights for the sale and assignment of its 75 percent interest in Drum Tower to Citadines Soho.

(b) Skillplus shall ensure that Xi'an Jialefu procures Drum Tower to execute on or before the legal completion in May 2007 a sale and purchase agreement and such other documents as may be required in relation to the acquisition by Drum Tower of the Residential Units and Gymnasium from New Trend.

(c) Upon receipt of the new business licence issued by the Chinese authorities reflecting Citadines Soho's 75 percent shareholding in Drum Tower, Xi'an Jialefu shall, where required by Citadines Soho, enter into an agreement with Citadines Soho to increase the registered capital of Drum Tower to up to RMB45.0 million (or S$8.9 million) and Xi'an Jialefu shall increase its proportionate 25 percent shareholding in Drum Tower to up to RMB11.3 million (or S$2.2 million).

Purchase Price

The Purchase Price arrived at on a willing buyer-willing seller basis, will be satisfied fully in cash. The proposed acquisition of Citadines Xi'an Central will be funded by internal resources and bank borrowings.

Rationale

The aforesaid acquisition is part of the Company's on-going strategy to enhance its foothold in China's serviced residence market by leveraging on the strengths of the existing established operations.

Financial Effects

The aforesaid acquisition is not expected to have a material impact on the net tangible assets per share and the earnings per share of the Group for the financial year ending 31 December 2007.

Interests of Directors and Controlling Shareholders

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the said acquisition.

By Order of the Board

Hazel Chew / Doreen Nah
Joint Company Secretaries

Singapore, 30 March 2007

Note:

An exchange rate of RMB1 = S$0.197 is used for this Announcement.

For Immediate Release

NEWS RELEASE

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

ASCOTT EXPANDS CHINA PRESENCE WITH ACQUISITIONS OF TWO CITADINES IN SHANGHAI AND XI'AN

Singapore, 30 March 2007 – As part of The Ascott Group's (Ascott) target to achieve 10,000 serviced residence units in China by 2010, it has acquired two properties in Shanghai and Xi'an. Ascott will invest up to a total of US$44.6 million in the two developments which will be operated under the Group's Citadines brand. These acquisitions will increase Ascott's China portfolio by more than 340 serviced residence units to a total of about 4,000 units.

In Shanghai, Ascott has entered into a sale and purchase agreement with Jing Wealth Enterprises Limited to acquire a 100% stake in an existing serviced residence, Ying Biao Garden Apartment, located in the city's Pudong New District. The property comprises one block of eight-storey serviced residences and seven blocks of four-storey semi-detached houses. The property will be branded as Citadines Shanghai Biyun and is targeted to re-open in the first half of 2008 with 182 units after refurbishment.

In Xi'an, Ascott has signed a sale and purchase agreement with Skillplus Enterprise Pte Ltd to acquire its effective 75% stake in a building located at Beilin District. The building will be developed into a 162-unit Citadines Xi'an Central. In April 2006, Ascott was already awarded the contract to manage the property for 10 years, with an option to renew the contract for another 10 years. The property is targeted to be opened in the second half of 2007.

Mr Cameron Ong, Ascott's Managing Director and CEO said: "Despite keen competition in China's hospitality market, Ascott remains the largest leading international serviced residence company in China. We managed to stay ahead of the competition with our strong product and service reputation. These new investments further demonstrate our long-term commitment to China, and the importance of China as a key growth market for Ascott. We are on track to achieving our target of 10,000 serviced residence units in China by 2010."

"Besides finding suitable greenfield sites, we will seek and convert partially or fully-completed developments to shorten the time to market. We will also launch more serviced residences in China to provide business travellers with the entire range of luxury to mid-tier residences through our three brands - Ascott, Somerset and Citadines. Going forward, Citadines will be a key brand which will drive the Group's expansion in China. With these two new properties, we now have a total of seven Citadines in China," added Mr Ong.

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Citadines Shanghai Biyun
The property is located at Lane 450, Hong Feng Road in Pudong. It is about a five-minute drive from Jinqiao Export Processing Zone, the national export processing development zone in Pudong District which houses over 40 Fortune 500 companies. It is also a 10-minute drive from Zhangjiang High-Tech Park in Pudong District, which has been established as a national-level park designated for the development of new and high technology, and houses more than 30 Fortune 500 companies.

Citadines Xi'an Central
Citadines Xi'an Central is located at No. 119, Zhubashi Street, Nanyuan Men in Beilin District. The property is merely a one-minute walk to Xidajie Street, the main shopping street in Xi'an. Several mid to high-end shopping centres, supermarkets, restaurants and office buildings are within the vicinity. Citadines Xi'an Central is a 30-minute drive from Xi'an's two major development zones, the Xi'an National Hi-Tech Industrial Development Zone and Xi'an Economic & Technological Development Zone, where numerous Fortune 500 companies are located.

Ascott's current portfolio in China stands at 20 properties in Beijing, Dalian, Guangzhou, Shanghai, Suzhou, Tianjin, Xi'an and Hong Kong.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with about 19,000 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 47 cities in 21 countries including London, Paris, Brussels, Berlin, Barcelona and Moscow in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Hong Kong and Chennai in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in

Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Sandy Leng, Investor Relations
Tel: (65) 6586 7150 Hp: (65) 9018 5168 Email: sandy.leng@the-ascott.com

---

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Mar-2007 18:57:41
Announcement No.	00174

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Completion of the acquisition of the remaining 60 percent of the issued share capital of East Australia Trading Company (S) Pte Ltd
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ART.Completion.60percent.EATC.30Mar07.pdf Total size = **140K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

COMPLETION OF THE ACQUISITION OF THE REMAINING 60 PERCENT OF THE ISSUED SHARE CAPITAL OF EAST AUSTRALIA TRADING COMPANY (S) PTE LTD

On 24 January 2007, Ascott Residence Trust Management Limited ("ARTML"), as Manager of Ascott Residence Trust ("ART"), announced that DBS Trustee Limited, as trustee of ART, has entered into a conditional sale and purchase agreement with The Ascott Holdings Limited for the acquisition of the remaining 60 percent of the issued share capital of East Australia Trading Company (S) Pte Ltd ("EATCS"). EATCS holds 67 percent of the total registered capital of Saigon Office and Serviced Apartment Company Limited, which is the legal and beneficial owner of the serviced residence, Somerset Chancellor Court, located in Ho Chi Minh City, Vietnam.

ARTML is pleased to announce that the acquisition of 60 percent of the issued shares in EATCS has been completed today. Following completion, ART owns 100 percent of EATCS.

By Order of the Board

Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)

As Manager of Ascott Residence Trust

Doreen Nah
Company Secretary

Singapore, 30 March 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

END